**CONVENIENCE TRANSLATION INTO ENGLISH
OF PUBLICLY AVAILABLE
UNCONSOLIDATED FINANCIAL STATEMENTS
AND PREVIEW REPORT ORIGINALLY ISSUED IN TURKISH,
SEE NOTE IN SECTION SIX/I**

AKBANK T.A.Ş.

**PUBLICLY AVAILABLE
UNCONSOLIDATED FINANCIAL STATEMENTS
TOGETHER WITH REVIEW REPORT
AT 30 SEPTEMBER 2006**

PRICEWATERHOUSECOOPERS

Başaran Nas Yeminli Mali Müşavirlik A.Ş.
a member of PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

CONVENIENCE TRANSLATION INTO ENGLISH OF REVIEW REPORT ORIGINALLY ISSUED IN TURKISH

AKBANK T.A.Ş.

REVIEW REPORT FOR THE PERIOD 1 JANUARY - 30 SEPTEMBER 2006

To the Board of Directors of Akbank T.A.Ş.

1. We have reviewed the accompanying unconsolidated balance sheet of Akbank T.A.Ş. ("the Bank") at 30 September 2006 and the related unconsolidated statements of income, cash flows and changes in equity for the period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to issue a report on these financial statements based on our review.

2. We conducted our review in accordance with the Uniform Chart of Accounts of banks, accounting standards and the independent audit principles in conformity with Banking Act No. 5411. Those principles require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries concerning the Bank's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3. Based on our review nothing has come to our attention that causes us to believe that the accompanying unconsolidated financial statements do not give a true and fair view of the financial position of Akbank T.A.Ş. at 30 September 2006 and the results of its operations and cash flows for the period then ended in accordance with accounting principles and standards set out by the regulations in conformity with article 37 of the Banking Act No. 5411 and temporary article 1 of this Act.

Additional paragraph for convenience translation into English:

4. As explained in Section Six/I, the effects of differences between accounting principles and standards set out by regulations in conformity with article 37 and temporary article 1 of the Banking Act No. 5411, accounting principles generally accepted in countries in which the accompanying unconsolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in the accompanying unconsolidated financial statements. Accordingly, the accompanying unconsolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

Başaran Nas Yeminli
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Adnan Nas, YMM

İstanbul, 10 November 2006

**CONVENIENCE TRANSLATION INTO ENGLISH
OF PUBLICLY AVAILABLE UNCONSOLIDATED FINANCIAL STATEMENTS
ORIGINALLY ISSUED IN TURKISH,
SEE NOTE IN SIX/I**

UNCONSOLIDATED FINANCIAL REPORT OF AKBANK T.A.Ş. AT 30 SEPTEMBER 2006

Address: Sabancı Center 34330, 4. Levent / İstanbul
Telephone: (0 212) 270 00 44
Fax: (0 212) 269 77 87
Website: www.akbank.com.tr
E-mail: hizmet@akbank.com

The financial reporting package includes the following sections in accordance with "Communiqué 17-Financial Statements and Related Explanation and Notes" as sanctioned by the Banking Supervision and Regulation Agency:

- **Section One** - GENERAL INFORMATION
- **Section Two** - UNCONSOLIDATED FINANCIAL STATEMENTS
- **Section Three** - EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES
- **Section Four** - INFORMATION RELATED TO FINANCIAL POSITION
- **Section Five** - INFORMATION AND DISCLOSURES RELATED TO UNCONSOLIDATED FINANCIAL STATEMENTS
- **Section Six** - OTHER EXPLANATIONS AND FOOTNOTES
- **Section Seven** - EXPLANATIONS ON INDEPENDENT AUDITOR'S REVIEW REPORT

The accompanying reviewed unconsolidated financial statements and notes to these financial statements which are expressed, unless otherwise stated, in thousands of New Turkish lira (YTL), have been prepared based on the accounting books of the Bank in accordance with the Accounting Application Regulation and the communiqués on accounting standards.

10 November 2006

Erol SABANCI	Akın KOZANOĞLU	Aydın GÜNTER	Zafer KURTUL	Balamir YENİ	Atıl ÖZUS
Chairman of the Board of the directors	President of the Audit Committee	Member of the Audit Committee	President	Executive Vice President	Manager

Contact information of the personnel in charge of addressing questions about this financial report:

Name Surname / Title : Atıl OZUS / Manager
Phone No : (0 212) 270 00 44
Fax No : (0 212) 325 12 31

Page:

SECTION ONE
GENERAL INFORMATION

SECTION TWO
UNCONSOLIDATED FINANCIAL STATEMENTS

SECTION THREE
EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES

SECTION FOUR
INFORMATION RELATED TO FINANCIAL POSITION

SECTION FIVE
INFORMATION AND DISCLOSURES RELATED TO UNCONSOLIDATED FINANCIAL STATEMENTS

SECTION SIX
OTHER EXPLANATIONS AND FOOTNOTES

SECTION SEVEN
EXPLANATIONS ON AUDITOR'S REVIEW REPORT

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

SECTION ONE
GENERAL INFORMATION

I. BANK'S FOUNDATION DATE, START-UP STATUS, HISTORY REGARDING THE CHANGES IN THIS STATUS:

Akbank T.A.Ş. ("the Bank" or "Akbank") was established on 30 January 1948 as a private commercial bank, in accordance with the decision of the Council of Ministers, No. 3/6710; it was authorized to perform all economic, financial and commercial activities which are allowed by the laws of Turkish Republic. No changes have been made to the status of the Bank since its foundation.

II. BANK'S CAPITAL STRUCTURE AND SHAREHOLDERS OF THE BANK:

Some of the Bank's shares have been quoted on the Istanbul Stock Exchange ("ISE") since 1990. In 1998, 4,03% of the outstanding share capital of the Bank was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipt ("ADRs"). As of 30 September 2006, almost 34% of the shares are publicly traded, including the ADRs. (31 December 2005: 34%).

The major shareholder of the Bank, directly or indirectly, is Sabancı Group.

III. BOARD OF DIRECTORS, MEMBERS OF THE INTERNAL AUDIT COMMITTEE, PRESIDENT AND EXECUTIVE VICE PRESIDENTS:

Title	Name	Responsibility	Education
Chairman:	Erol SABANCI	Chairman and Managing Director	Undergraduate
Board of Directors:	Akın KOZANOĞLU	Vice Chairman and Executive Director	Graduate
	Suzan SABANCI DİNÇER	Managing Director	Graduate
	Özen GÖKSEL	Managing Director	Undergraduate
	Hamit B. BELLİ	Director	Undergraduate
	M. Hikmet BAYAR	Director	Undergraduate
	Aydın GÜNTER	Director	Undergraduate
	Yaman TÖRÜNER	Director	Undergraduate
	Zafer KURTUL	Director and CEO	Graduate
President and CEO:	Zafer KURTUL	Director and CEO	Graduate
Director of Internal Audit:	Erkut ULAŞ	Head of Internal Audit	Undergraduate
Executive Vice Presidents	Hayri ÇULHACI	Strategy Corporate Committee	Graduate
	Zeki TUNCAY	Support Services	Undergraduate
	Nuri AKSOY	Loans	Undergraduate
	Eyüp ENGİN	International Banking	Undergraduate
	Ziya AKKURT	Corporate and Commercial Banking	Undergraduate

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

Title	Name	Responsibility	Education
Executive Vice Presidents (Continued):	Reşit TOYGAR	Treasury	Graduate
	M. Fikret ÖNDER	Private Banking	Graduate
	Balamir YENİ	Financial Coordination	Doctorate
	Sevilay ÖZSÖZ	Operations	Undergraduate
	S. Hakan BİNBAŞGİL	Retail Banking	Graduate
	Alpaslan ÖZLÜ	Information Technology	Graduate
	Esra BOZKURT	Human Resources and Change Management	Undergraduate
Audit Committee:	Akın KOZANOĞLU	President	Graduate
	Aydın GÜNTER	Member	Undergraduate
Controllers:	Mevlüt AYDEMİR	Auditor	Undergraduate
	Nedim BOZFAKIOĞLU	Auditor	Undergraduate

The above persons' shares in the Bank are at immaterial levels.

IV. BANK'S SERVICES AND NATURE OF OPERATIONS:

The Bank's main operating activity is banking including retail banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (treasury transactions) and international banking services. In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş and Ak Emeklilik A.Ş. As of 30 September 2006, the Bank had 674 branches dispersed throughout the country and 1 branches operating outside the country (31 December 2005: 658 branches and 2 branches operating outside the country). As at 30 September 2006, the Bank employed 11.982 people (31 December 2005: 11.186)

V. INFORMATION AND DISCLOSURES ON INTERIM FINANCIAL STATEMENTS

a. Accounting policies and methods consistent with the policies applied in the preparation of the year-end financial statements have been applied in the preparation of the interim financial statements, without any changes. These accounting policies are explained in Section Three in detail.

b. There are no transactions of a seasonal or periodical nature in the interim period.

c. There are no fundamental errors or significant temporary transactions affecting the financial statements.

d. There are no accounts affecting the shareholders' equity, net income and cash flows which originate from extraordinary transactions.

e. There are no changes in the estimated amounts related to the current period on the basis of the materiality principle.

f. There are no issuance and repayments of securities within the period.

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

g. Explanations related with dividends paid:

The Ordinary General Assembly of the shareholders was held on 27 March 2006. In the Ordinary General Assembly Meeting, distribution of a YTL540.001 cash dividend over YTL1.438.294 net income from 2005 operations was decided. Accordingly for each nominal share with a value of YTL1 a dividend of YTL0,30 would be distributed. In the Ordinary General Assembly Meeting, it was also decided to distribute 22,22% free shares and to increase paid-in capital from YTL1.800.005 to YTL2.200.000 using YTL199.998 from other capital reserves, YTL117.516 from property and investment sale income and YTL82.481 from extraordinary reserves.

Increase paid in share capital is registered on 29 May 2006. Cash dividend payments have been substantially completed.

h. There are no significant subsequent events whose effects should be reflected in the interim financial statements.

i. Transactions having an effect on Bank's structure like, acquisition or disposal of subsidiaries, long term investments, reorganization and end of operations:

In the Board of Directors' meeting held on 16 November 2005, according to the reorganization of the Bank's abroad, the Frankfurt Branch's transfer to Akbank N.V., a 100% subsidiary of the Bank, after its conversion to a AG status institution was decided. Following this Board of Directors resolution, on 1 September 2006 the Frankfurt Branch has been converted to a 100% owned subsidiary of the Bank, with the name of Akbank AG, by contribution of the Branch as capital in kind into a previously acquired company, named Zugspitze 70.VV AG whose acquisition value was YTL92 and acquisition date was 27 April 2006.

The Bank sold 73,41% of it's share in Ak Emeklilik A.Ş. to Aksigorta A.Ş. as at 10 March 2006. Explanations related to this transaction have been given in Section Five article no. I-g.

With the decision of the Board of Directors as at 22 February 2006, the Bank signed a "share purchase agreement" for the sale of its 65% share in its subsidiary Sabancı Bank plc. to Meridian Capital Development Bank Holdings Ltd., a subsidiary of Meridian Capital Limited. However, since the conditions included in the contract have not been realized, no sale transaction has been made. As of 14 July 2006, a "Share purchase agreement" for those shares has been signed with the Parsian Investment Company. The sale transaction will be finalized after the approval has been taken from the authorities.

j. There have been no changes in contingent liabilities following the preparation date of the financial statements.

SECTION TWO

CONVENIENCE TRANSLATION INTO ENGLISH OF UNCONSOLIDATED FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX/I

AKBANK T.A.Ş.
I- BALANCE SHEETS AT 30 SEPTEMBER 2006 AND 31 DECEMBER 2005

(Amounts are expressed in "YTL Thousand ")

	ASSETS		CURRENT PERIOD (30/09/2006)			PRIOR PERIOD (31/12/2005)		
		Notes (Section V)	YTL	Foreign Currency	Total	YTL	Foreign Currency	Total
I.	**Cash**	(I-a)	**254.855**	**725.165**	**980.020**	**245.624**	**606.424**	**852.048**
1.1	Cash		247.725	-	247.725	232.036	-	232.036
1.2	Foreign Currency		-	156.710	156.710	-	159.519	159.519
1.3	Balances with the Central Bank of Turkey		1.487	568.186	569.673	9.610	446.247	455.857
1.4	Other		5.643	269	5.912	3.978	658	4.636
II.	**Trading Securities (Net)**	(I-b)	**40.699**	**6.691.616**	**6.732.315**	**31.765**	**6.310.654**	**6.342.419**
2.1	Government Debt Securities		40.672	6.691.616	6.732.288	31.582	6.310.654	6.342.236
2.1.1	Government Bonds		40.523	6.691.616	6.732.139	25.139	6.310.654	6.335.793
2.1.2	Treasury Bills		149	-	149	6.443	-	6.443
2.1.3	Other Public Debt Securities		-	-	-	-	-	-
2.2	Share Certificates		27	-	27	183	-	183
2.3	Other Marketable Securities		-	-	-	-	-	-
III.	**Banks and Other Financial Institutions**		**1.160**	**1.584.330**	**1.585.490**	**246.968**	**1.381.414**	**1.628.382**
3.1	Due from Banks		1.160	1.584.330	1.585.490	246.968	1.381.414	1.628.382
3.1.1	Domestic Banks		1.065	6.703	7.768	246.445	-	246.445
3.1.2	Foreign Banks		95	1.577.627	1.577.722	523	1.381.414	1.381.937
3.1.3	Headquarters and Branches in Abroad		-	-	-	-	-	-
3.2	Other Financial Institutions		-	-	-	-	-	-
IV.	**Money Markets**		-	-	-	**400.000**	-	**400.000**
4.1	Interbank Money Market Placements		-	-	-	400.000	-	400.000
4.2	Receivables from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements		-	-	-	-	-	-
V.	**Available-for-sale Securities (Net)**	(I-c)	**10.221.295**	**2.810.015**	**13.031.310**	**10.516.487**	**2.914.233**	**13.430.720**
5.1	Share Certificates		5.467	130	5.597	63.595	113	63.708
5.2	Other Marketable Securities		10.215.828	2.809.885	13.025.713	10.452.892	2.914.120	13.367.012
VI.	**Loans**	(I-d)	**18.425.063**	**8.912.779**	**27.337.842**	**14.680.685**	**7.425.464**	**22.106.149**
6.1	Short-term		9.608.254	1.722.238	11.330.492	8.310.865	2.026.119	10.336.984
6.2	Medium and Long-term		8.816.809	7.190.541	16.007.350	6.369.820	5.399.345	11.769.165
6.3	Loans under Follow-up		478.634	26.996	505.630	336.192	20.961	357.153
6.4	Specific Provisions (-)		478.634	26.996	505.630	336.192	20.961	357.153
VII.	**Factoring Receivables**		-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (Net)**	(I-e)	-	-	-	**322.382**	-	**322.382**
8.1	Government Debt Securities		-	-	-	322.382	-	322.382
8.1.1	Government Bonds		-	-	-	322.382	-	322.382
8.1.2	Treasury Bills		-	-	-	-	-	-
8.1.3	Other Public Debt Securities		-	-	-	-	-	-
8.2	Other Marketable Securities		-	-	-	-	-	-
IX.	**Investments in Associates (Net)**	(I-f)	**13.247**	-	**13.247**	**19.268**	-	**19.268**
9.1	Financial Investments in Associates		13.247	-	13.247	19.268	-	19.268
9.2	Non-financial Investments in Associates		-	-	-	-	-	-
X.	**Subsidiaries (Net)**	(I-g)	**206.040**	**722.287**	**928.327**	**209.763**	**246.226**	**455.989**
10.1	Financial Subsidiaries		206.040	722.287	928.327	209.763	246.226	455.989
10.2	Non-Financial Subsidiaries		-	-	-	-	-	-
XI.	**Other Investments (Net)**		-	-	-	-	-	-
XII.	**Financial Lease Receivables (Net)**	(I-h)	-	-	-	-	-	-
12.1	Gross Financial Lease Receivables		-	-	-	-	-	-
12.2	Unearned Income (-)		-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**		**1.884.875**	**1.512.204**	**3.397.079**	**2.709.644**	**1.187.747**	**3.897.391**
XIV.	**Miscellaneous Receivables**		**28.182**	**69.057**	**97.239**	**19.072**	**885**	**19.957**
XV.	**Accrued Interest and Income Receivable**	(I-i)	**877.169**	**450.483**	**1.327.652**	**1.885.537**	**284.756**	**2.170.293**
15.1	Loans		338.801	138.526	477.327	182.021	77.564	259.585
15.2	Marketable Securities		493.002	268.526	761.528	1.675.682	199.702	1.875.384
15.3	Other		45.366	43.431	88.797	27.834	7.490	35.324
XVI.	**Property and Equipment (Net)**		**671.782**	**2.772**	**674.554**	**660.477**	**2.895**	**663.372**
16.1	Book Value		1.200.854	3.377	1.204.231	1.137.746	4.037	1.141.783
16.2	Accumulated Depreciation (-)		529.072	605	529.677	477.269	1.142	478.411
XVII.	**Intangible Assets (Net)**		**20.092**	-	**20.092**	**21.015**	**203**	**21.218**
17.1	Goodwill		-	-	-	-	-	-
17.2	Other		83.103	-	83.103	77.709	570	78.279
17.3	Accumulated Amortisation (-)		63.011	-	63.011	56.694	367	57.061
XVIII.	**Deferred Tax Asset**	(I-j)	**24.178**	-	**24.178**	-	-	-
XIX.	**Other Assets**	(I-k)	**122.350**	**26.728**	**149.078**	**41.087**	**13.857**	**54.944**
	TOTAL ASSETS		**32.790.987**	**23.507.436**	**56.298.423**	**32.009.774**	**20.374.758**	**52.384.532**

The accompanying notes form an integral part of these financial statements.

CONVENIENCE TRANSLATION INTO ENGLISH OF UNCONSOLIDATED FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX/I

AKBANK T.A.Ş.
I- BALANCE SHEETS AT 30 SEPTEMBER 2006 AND 31 DECEMBER 2005

(Amounts are expressed in "YTL Thousand ")

LIABILITIES and SHAREHOLDERS' EQUITY		CURRENT PERIOD (30/09/2006)			PRIOR PERIOD (31/12/2005)		
	Notes (Section V)	YTL	Foreign Currency	Total	YTL	Foreign Currency	Total
I. Deposits	(II-a)	**20.376.522**	**15.321.752**	**35.698.274**	**17.314.843**	**14.136.134**	**31.450.977**
1.1 Bank Deposits		711.381	591.880	1.303.261	1.024.881	1.617.319	2.642.200
1.2 Saving Deposits		14.197.997	-	14.197.997	10.725.149	-	10.725.149
1.3 Public Sector Deposits		55.103	-	55.103	23.483	-	23.483
1.4 Commercial Deposits		3.837.085	-	3.837.085	3.944.189	-	3.944.189
1.5 Other Institutions Deposits		1.574.956	-	1.574.956	1.597.141	-	1.597.141
1.6 Foreign Currency Deposits		-	14.729.872	14.729.872	-	12.518.815	12.518.815
1.7 Gold Vault		-	-	-	-	-	-
II. Money Markets	(II-b)	**3.544.882**	-	**3.544.882**	**5.140.056**	**247.974**	**5.388.030**
2.1 Funds from Interbank Money Market		-	-	-	-	-	-
2.2 Funds from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
2.3 Funds Provided Under Repurchase Agreements		3.544.882	-	3.544.882	5.140.056	247.974	5.388.030
III. Funds Borrowed	(II-c)	**115.987**	**8.376.835**	**8.492.822**	**79.742**	**7.202.898**	**7.282.640**
3.1 Funds Borrowed from the Central Bank of Turkey		-	-	-	-	-	-
3.2 Other Funds Borrowed		115.987	8.376.835	8.492.822	79.742	7.202.898	7.282.640
3.2.1 Domestic Banks and Institutions		115.987	28.750	144.737	79.742	29.382	109.124
3.2.2 Foreign Banks, Institutions, and Funds		-	8.348.085	8.348.085	-	7.173.516	7.173.516
IV. Marketable Securities Issued (Net)	(II-d)	-	-	-	-	-	-
4.1 Bills		-	-	-	-	-	-
4.2 Asset Backed Securities		-	-	-	-	-	-
4.3 Bonds		-	-	-	-	-	-
V. Funds	(II-e)	-	-	-	-	-	-
VI. Miscellaneous Payables	(II-f)	**759.964**	**14.363**	**774.327**	**632.665**	**20.444**	**653.109**
VII. Other Liabilities	(II-g)	**126.446**	**112.905**	**239.351**	**122.236**	**56.004**	**178.240**
VIII. Taxes and Other Duties Payable		**91.468**	**22**	**91.490**	**73.344**	**230**	**73.574**
IX. Factoring Payables		-	-	-	-	-	-
X. Financial Lease Payables (Net)	(II-h)	**600**	**20.960**	**21.560**	-	**863**	**863**
10.1 Gross Financial Lease Payables		783	24.565	25.348	-	898	898
10.2 Deferred Financial Lease Expenses (-)		183	3.605	3.788	-	35	35
XI. Accrued Interest and Expenses Payable	(II-i)	**320.362**	**147.389**	**467.751**	**341.551**	**153.892**	**495.443**
11.1 Deposits		217.656	55.813	273.469	241.238	42.754	283.992
11.2 Borrowings		5.270	47.735	53.005	3.738	43.495	47.233
11.3 Repurchase Agreements		3.652	-	3.652	4.866	3.139	8.005
11.4 Other		93.784	43.841	137.625	91.709	64.504	156.213
XII. Provisions	(II-j)	**326.612**	**6.656**	**333.268**	**458.194**	**8.890**	**467.084**
12.1 General Loan Loss Provision		153.409	-	153.409	124.809	-	124.809
12.2 Reserve for Employment Termination Benefits		17.214	-	17.214	15.735	-	15.735
12.3 Provision for Income Taxes	(III-f)	14.460	-	14.460	202.388	-	202.388
12.4 Insurance Technical Provisions (Net)		-	-	-	-	-	-
12.5 Other Provisions		141.529	6.656	148.185	115.262	8.890	124.152
XIII. Subordinated Loans	(II-j)	-	-	-	-	**4.159**	**4.159**
XIV. Deferred Tax Liability		-	-	-	**37.194**	-	**37.194**
XV. Shareholders' Equity	(II-k)	**6.634.698**	-	**6.634.698**	**6.351.467**	**1.752**	**6.353.219**
15.1 Paid-in Capital		2.200.000	-	2.200.000	1.800.005	-	1.800.005
15.2 Capital Reserves		1.917.830	-	1.917.830	2.650.844	1.752	2.652.596
15.2.1 Share Premium	(II-l)	-	-	-	-	-	-
15.2.2 Share Cancellation Profits		-	-	-	-	-	-
15.2.3 Marketable Securities Valuation Fund		(293.602)	-	(293.602)	245.204	1.752	246.956
15.2.4 Revaluation Fund		9.537	-	9.537	3.747	-	3.747
15.2.5 Evaluation Differences		-	-	-	-	-	-
15.2.6 Other Capital Reserves	(II-n)	2.201.895	-	2.201.895	2.401.893	-	2.401.893
15.2.7 Adjustment to Share Capital		-	-	-	-	-	-
15.3 Profit Reserves		1.277.686	-	1.277.686	462.324	-	462.324
15.3.1 Legal Reserves		377.280	-	377.280	255.315	-	255.315
15.3.2 Status Reserves		-	-	-	-	-	-
15.3.3 Extraordinary Reserves		900.406	-	900.406	207.009	-	207.009
15.3.4 Other Profit Reserves		-	-	-	-	-	-
15.4 Income or (Loss)		1.239.182	-	1.239.182	1.438.294	-	1.438.294
15.4.1 Prior Years' Income or (Losses)		-	-	-	-	-	-
15.4.2 Current Year Income or (Loss)		1.239.182	-	1.239.182	1.438.294	-	1.438.294
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**32.297.541**	**24.000.882**	**56.298.423**	**30.551.292**	**21.833.240**	**52.384.532**

The accompanying notes form an integral part of these financial statements.

AKBANK T.A.Ş.

II- INCOME STATEMENTS FOR THE NINE - MONTH AND THREE - MONTH PERIODS ENDED 30 SEPTEMBER

(Amounts are expressed in "YTL Thousand ")

INCOME and EXPENSES	Notes (Section V)	CURRENT PERIOD (01/01-30/09/2006)	PRIOR PERIOD (01/01-30/09/2005)	CURRENT PERIOD (01/07-30/09/2006)	PRIOR PERIOD (01/07-30/09/2005)
I. Interest Income	(III-a)	**4.772.824**	**3.800.611**	**1.773.608**	**1.483.908**
1.1 Interest on Loans		2.819.116	1.967.814	1.040.206	747.504
1.1.1 Interest on YTL Loans		2.427.340	1.751.652	890.284	661.952
1.1.1.1 Short-term Loans		1.447.390	1.112.359	542.707	415.450
1.1.1.2 Medium and Long-term Loans		979.950	639.293	347.577	246.502
1.1.2 Interest on Foreign Currency Loans		376.991	202.632	145.329	80.311
1.1.2.1 Short-term Loans		85.572	46.973	31.898	18.616
1.1.2.2 Medium and Long-term Loans		291.419	155.659	113.431	61.695
1.1.3 Interest on Loans Under Follow-up		14.785	13.530	4.593	5.241
1.1.4 Premiums Received from Resource Utilisation Support Fund			-		-
1.2 Interest Received from Reserve Requirements with the Central Bank of Turkey		104.721	59.219	45.683	25.332
1.3 Interest Received from Banks		53.091	22.446	27.654	9.619
1.3.1 The Central Bank of Turkey		4.931	859	1.896	400
1.3.2 Domestic Banks		3.241	2.054	1.194	1.494
1.3.3 Foreign Banks		44.919	19.533	24.564	7.725
1.3.4 Head Offices and Branches Abroad		-	-	-	-
1.4 Interest Received from Money Market Transactions		1.569	2.777	7	465
1.5 Interest Received from Marketable Securities Portfolio		1.792.305	1.747.528	659.089	700.728
1.5.1 Trading Securities		389.427	284.143	146.028	156.175
1.5.2 Available-for-sale Securities		1.383.010	1.426.007	513.061	524.961
1.5.3 Held-to-maturity Securities		19.868	37.378	-	19.592
1.6 Other Interest Income		2.022	827	969	260
II. Interest Expense	(III-b)	**2.871.397**	**1.840.331**	**1.163.968**	**808.276**
2.1 Interest on Deposits	(III-b-3)	2.268.265	1.422.397	907.828	648.321
2.1.1 Bank Deposits		117.766	70.785	39.619	33.581
2.1.2 Saving Deposits		1.367.216	852.852	569.693	361.929
2.1.3 Public Sector Deposits		765	397	100	340
2.1.4 Commercial Deposits		321.533	224.552	114.879	130.309
2.1.5 Other Institutions Deposits		124.196	65.655	48.712	46.992
2.1.6 Foreign Currency Deposits		336.789	208.156	134.825	75.170
2.1.7 Gold Vault		-	-	-	-
2.2 Interest on Money Market Transactions	(III-b-4)	277.714	277.614	135.704	101.422
2.3 Interest on Funds Borrowed		322.944	138.948	119.509	57.699
2.3.1 The Central Bank of Turkey		-	-	-	-
2.3.2 Domestic Banks		9.459	9.135	3.664	3.172
2.3.3 Foreign Banks		313.485	128.495	115.845	54.527
2.3.4 Headquarters and Branches in Abroad		-	-	-	-
2.3.5 Other Financial Institutions		-	1.318	-	-
2.4 Interest on Securities Issued		-	-	-	-
2.5 Other Interest Expenses		2.474	1.372	927	834
III. Net Interest Income (I-II)		**1.901.427**	**1.960.280**	**609.640**	**675.632**
IV. Net Fees and Commissions Income		**585.160**	**460.830**	**192.454**	**156.549**
4.1 Fees and Commissions Received		751.538	622.436	254.298	215.425
4.1.1 Cash Loans		60.505	60.018	18.878	16.871
4.1.2 Non-cash Loans		30.693	25.106	10.653	10.203
4.1.3 Other		660.340	537.312	224.767	188.351
4.2 Fees and Commissions Paid		166.378	161.606	61.844	58.876
4.2.1 Cash Loans		27.357	16.385	9.419	9.493
4.2.2 Non-cash Loans		123	281	25	37
4.2.3 Other		138.898	144.940	52.400	49.346
V. Dividend Income		**1.135**	**3.997**	-	-
5.1 Trading Securities		2	-	-	-
5.2 Available-for-sale Securities		1.133	3.997	-	-
VI. Net Trading Income/(Loss)		**52.318**	**162.316**	**50.395**	**69.274**
6.1 Trading Gains or (Losses) on Securities (Net)		133.949	127.299	11.808	59.388
6.1.1 Trading Gains on Securities		264.513	163.302	63.060	74.576
6.1.1.1 Trading Gains on Derivative Financial Instruments		81.494	17.636	10.144	1.851
6.1.1.2 Other		183.019	145.666	52.916	72.725
6.1.2 Trading Losses on Securities (-)		130.564	36.003	51.252	15.188
6.1.2.1 Trading Losses on Derivative Financial Instruments		71.352	24.536	17.501	10.431
6.1.2.2 Other		59.212	11.467	33.751	4.757
6.2 Foreign Exchange Gains or (Losses) (Net)	(III-g)	-81.631	35.017	38.587	9.886
6.2.1 Foreign Exchange Gains		7.766.725	4.059.640	2.465.138	1.501.000
6.2.2 Foreign Exchange Losses (-)		7.848.356	4.024.623	2.426.551	1.491.114
VII. Other Operating Income	(III-c)	**262.868**	**147.815**	**15.232**	**65.215**
VIII. Operating Income (III+IV+V+VI+VII)		**2.802.908**	**2.735.238**	**867.721**	**966.670**
IX. Provision for Loan Losses and Other Receivables (-)	(III-d)	**291.232**	**257.065**	**90.991**	**90.028**
X. Other Operating Expenses (-)	(III-g)	**1.085.257**	**900.056**	**381.647**	**371.026**
XI. Net Operating Income (VIII-IX-X)		**1.426.419**	**1.578.117**	**395.083**	**505.616**
XII. Income from Investments in Associates and Subsidiaries	(III-e)	**74.986**	**46.347**	-	-
XIII. Income/(Loss) on Net Monetary Position		-	-	-	-
XIV. Income Before Income Taxes (XI+XII+XIII)		**1.501.405**	**1.624.464**	**395.083**	**505.616**
XV. Provision for Income Taxes (-)	(III-f)	**-262.223**	**-492.159**	**-80.145**	**-150.818**
15.1 Current Tax Provision		(323.595)	(516.915)	(135.225)	(170.679)
15.2 Deferred Tax Provision		61.372	24.756	55.080	19.861
XVI. Net Income/(Loss) After Taxes (XIV-XV)		**1.239.182**	**1.132.305**	**314.938**	**354.798**
XVII. Extraordinary Income/(Loss) After Taxes		-	-	-	-
17.1 Extraordinary Income/(Loss) Before Taxation		-	-	-	-
17.1.1 Extraordinary Income		-	-	-	-
17.1.2 Extraordinary Expenses (-)		-	-	-	-
17.2 Provision for Taxes on Extraordinary Income (-)		-	-	-	-
XVIII. NET INCOME/(LOSS) (XVI+XVII)		**1.239.182**	**1.132.305**	**314.938**	**354.798**
Earnings/(Loss) per share in YTL full		**0,00563**	**0,00515**	**0,00143**	**0,00161**

The accompanying notes form an integral part of these consolidated financial statements.

AKBANK T.A.Ş.
III. OFF-BALANCE SHEET COMMITMENTS AT 30 SEPTEMBER 2006 AND 31 DECEMBER 2005

(Amounts are expressed in "YTL Thousand ")

		Notes	CURRENT PERIOD (30/09/2006)			PRIOR PERIOD (31/12/2005)		
		(Section V)	YTL	Foreign Currency	TOTAL	YTL	Foreign Currency	TOTAL
A.	**OFF-BALANCE SHEET COMMITMENTS (I+II+III)**		**9.849.357**	**5.638.321**	**15.487.678**	**7.903.414**	**8.333.955**	**16.237.369**
I.	**GUARANTEES AND WARRANTIES**	(IV-b), (IV-c)	**1.901.829**	**1.609.108**	**3.510.937**	**1.635.650**	**1.912.553**	**3.548.203**
1.1.	Letters of Guarantee		1.762.782	827.517	2.590.299	1.594.744	1.003.407	2.598.151
1.1.1.	Guarantees Subject to State Tender Law		260.509	98.536	359.045	276.728	97.746	374.474
1.1.2.	Guarantees Given for Foreign Trade Operations		-	239.433	239.433	-	445.309	445.309
1.1.3.	Other Letters of Guarantee		1.502.273	489.548	1.991.821	1.318.016	460.352	1.778.368
1.2.	Bank Acceptances		15	64.122	64.137	15	49.388	49.403
1.2.1.	Import Letter of Acceptance		15	64.122	64.137	15	49.388	49.403
1.2.2.	Other Bank Acceptances		-	-	-	-	-	-
1.3.	Letters of Credit		100.726	696.164	796.890	102	856.122	856.224
1.3.1.	Documentary Letters of Credit		100.726	626.150	726.876	102	835.666	835.768
1.3.2.	Other Letters of Credit		-	70.014	70.014	-	20.456	20.456
1.4.	Prefinancing Given as Guarantee		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other Endorsements		-	-	-	-	-	-
1.6.	Securities Issue Purchase Guarantees		-	-	-	-	-	-
1.7.	Factoring Guarantees		-	-	-	-	-	-
1.8.	Other Guarantees		18.801	11.151	29.952	23.197	2.752	25.949
1.9.	Other Collaterals		19.505	10.154	29.659	17.592	884	18.476
II.	**COMMITMENTS**	(IV-b)	**6.572.366**	**433.419**	**7.005.785**	**5.856.870**	**374.198**	**6.231.068**
2.1.	Irrevocable Commitments		6.572.366	433.419	7.005.785	5.856.870	374.198	6.231.068
2.1.1.	Asset Purchase Commitments		15.000	118.473	133.473	-	18.567	18.567
2.1.2.	Deposit Purchase and Sales Commitments		-	-	-	-	-	-
2.1.3.	Share Capital Commitments to Associates and Subsidiaries		-	-	-	-	-	-
2.1.4.	Loan Granting Commitments		-	-	-	-	-	-
2.1.5.	Securities Issue Brokerage Commitments		-	-	-	-	-	-
2.1.6.	Commitments for Reserve Deposit Requirements		-	-	-	-	-	-
2.1.7.	Commitments for Cheques		1.565.236	-	1.565.236	1.390.545	-	1.390.545
2.1.8.	Tax and Fund Liabilities from Export Commitments		-	-	-	-	-	-
2.1.9.	Commitments for Credit Card Limits		4.952.042	314.946	5.266.988	4.443.352	355.631	4.798.983
2.1.10	Receivables from Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.11	Payables for Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.12	Other Irrevocable Commitments		40.088	-	40.088	22.973	-	22.973
2.2	Revocable Commitments		-	-	-	-	-	-
2.2.1	Revocable Loan Granting Commitments		-	-	-	-	-	-
2.2.2	Other Revocable Commitments		-	-	-	-	-	-
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**		**1.375.162**	**3.595.794**	**4.970.956**	**410.894**	**6.047.204**	**6.458.098**
3.1.	Forward Foreign Currency Buy/Sell Transactions		158.321	447.682	606.003	28.272	255.583	283.855
3.1.1.	Forward Foreign Currency Transactions-Buy		54.552	245.571	300.123	410	141.240	141.650
3.1.2.	Forward Foreign Currency Transactions-Sell		103.769	202.111	305.880	27.862	114.343	142.205
3.2.	Swap Transactions Related to Foreign Currency and Interest Rates		942.000	2.670.096	3.612.096	-	5.205.761	5.205.761
3.2.1.	Foreign Currency Swap-Buy		-	563.152	563.152	-	2.183.570	2.183.570
3.2.2.	Foreign Currency Swap-Sell		2.000	561.202	563.202	-	2.208.811	2.208.811
3.2.3.	Interest Rate Swaps-Buy		470.000	772.871	1.242.871	-	406.690	406.690
3.2.4.	Interest Rate Swaps-Sell		470.000	772.871	1.242.871	-	406.690	406.690
3.3.	Foreign Currency, Interest Rate and Securities Options		184.599	190.692	375.291	373.981	437.392	811.373
3.3.1.	Foreign Currency Options-Buy		92.319	95.344	187.663	188.407	218.690	407.097
3.3.2.	Foreign Currency Options-Sell		92.280	95.348	187.628	185.574	218.702	404.276
3.3.3.	Interest Rate Options-Buy		-	-	-	-	-	-
3.3.4.	Interest Rate Options-Sell		-	-	-	-	-	-
3.3.5.	Securities Options- Buy		-	-	-	-	-	-
3.3.6.	Securities Options-Sell		-	-	-	-	-	-
3.4.	Foreign Currency Futures		30.601	30.410	61.011	-	-	-
3.4.1.	Foreign Currency Futures-Buy		29.211	1.326	30.537	-	-	-
3.4.2.	Foreign Currency Futures-Sell		1.390	29.084	30.474	-	-	-
3.5.	Interest Rate Futures		-	-	-	-	-	-
3.5.1.	Interest Rate Futures-Buy		-	-	-	-	-	-
3.5.2.	Interest Rate Futures-Sell		-	-	-	-	-	-
3.6.	Other		59.641	256.914	316.555	8.641	148.468	157.109
B.	**CUSTODY AND PLEDGES RECEIVED (IV+V+VI)**		**34.304.449**	**7.005.291**	**41.309.740**	**32.086.697**	**8.058.495**	**40.145.192**
IV.	**ITEMS HELD IN CUSTODY**		**14.149.221**	**2.228.306**	**16.377.527**	**16.013.094**	**2.518.346**	**18.531.440**
4.1.	Customer Fund and Portfolio Balances		-	-	-	-	-	-
4.2.	Investment Securities Held in Custody		7.567.987	984.328	8.552.315	8.766.097	1.923.429	10.689.526
4.3.	Cheques Received for Collection		4.061.510	30.989	4.092.499	3.744.014	26.254	3.770.268
4.4.	Commercial Notes Received for Collection		843.330	481.304	1.324.634	563.742	315.026	878.768
4.5.	Other Assets Received for Collection		-	257	257	-	234	234
4.6.	Assets Received for Public Offering		-	-	-	-	-	-
4.7.	Other Items Under Custody		1.676.394	715.664	2.392.058	2.939.241	199.090	3.138.331
4.8.	Custodians		-	15.764	15.764	-	54.313	54.313
V.	**PLEDGES RECEIVED**		**20.155.228**	**4.776.985**	**24.932.213**	**16.073.603**	**5.540.149**	**21.613.752**
5.1.	Marketable Securities		3.509.444	1.301.989	4.811.433	5.089.230	145.349	5.234.579
5.2.	Guarantee Notes		888.937	158.020	1.046.957	610.768	136.618	747.386
5.3.	Commodity		363	79.423	79.786	481	12.210	12.691
5.4.	Warranty		-	-	-	-	-	-
5.5.	Immovables		7.825.843	1.966.548	9.792.391	5.003.726	918.141	5.921.867
5.6.	Other Pledged Items		7.930.641	1.271.005	9.201.646	5.369.398	4.327.831	9.697.229
5.7.	Pledged Items-Depository		-	-	-	-	-	-
VI.	**ACCEPTED INDEPENDENT GUARANTEES AND WARRANTEES**		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET COMMITMENTS (A+B)		**44.153.806**	**12.643.612**	**56.797.418**	**39.990.111**	**16.392.450**	**56.382.561**

The accompanying notes form an integral part of these financial statements.

AKBANK T.A.Ş.

IV- STATEMENTS OF CHANGES IN THE SHAREHOLDERS' EQUITY

(Amounts are expressed in "YTL Thousand ")

		Notes Section V	Paid-in Capital	Adjustment to Share Capital (*)	Share premium	Share certificate cancellation profits	Legal Reserves	Status reserves	Extraordinary Reserves	Other Reserves	Current Year Net Income/(Loss)	Prior Year Net Income/(Loss)	Revaluation Fund	Evaluation Differences	Marketable Securities Valuation Fund	Total
	PRIOR PERIOD (30/09/2005)															
I.	Balances at the Beginning of Period		1.500.000	2.551.893	-	-	160.977	-	913.760	-	1.020.528	-	5.314	-	74.519	6.226.991
II.	Changes in Accounting Policies		-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	Adjusted Balance (I+II)		1.500.000	2.551.893	-	-	160.977	-	913.760	-	1.020.528	-	5.314	-	74.519	6.226.991
IV.	Net Current Period Profit/Loss		-	-	-	-	-	-	-	-	1.132.305	-	-	-	-	1.132.305
V.	Profit Distribution		-	-	-	-	94.338	-	(562.065)	-	(1.020.528)	-	-	-	-	(1.488.255)
5.1	Dividends Paid		-	-	-	-	-	-	-	-	(464.812)	-	-	-	-	(464.812)
5.2	Transfers to Reserves		-	-	-	-	94.338	-	461.378	-	(555.716)	-	-	-	-	-
5.3	Other		-	-	-	-	-	-	(1.023.443)	-	-	-	-	-	-	(1.023.443)
VI.	Capital Increase		300.005	(150.000)	-	-	-	-	(144.691)	-	-	-	(5.314)	-	-	-
6.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2	Revaluation Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.3	Evaluation Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.4	Marketable Securities Valuation Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.5	Adjustment to Share Capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.6	Issuance of Share Certificates		300.000	(150.000)	-	-	-	-	(144.686)	-	-	-	(5.314)	-	-	-
6.7	Foreign Exchange Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.8	Other		5	-	-	-	-	-	(5)	-	-	-	-	-	-	-
VII.	Convertible Bonds		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	Available for Sale Securities Net Fair Value Gains/Loss		-	-	-	-	-	-	-	-	-	-	-	-	109.196	109.196
IX.	Gains from Sale of Fixed Assets		-	-	-	-	-	-	-	-	-	-	1.604	-	-	1.604
X.	Other		-	-	-	-	-	-	5	-	-	-	-	-	-	5
	Closing Balances (I+II+III+IV+V+VI+VII+VIII+IX+X)		**1.800.005**	**2.401.893**	-	-	**255.315**	-	**207.009**	-	**1.132.305**	-	**1.604**	-	**183.715**	**5.981.846**
	CURRENT PERIOD (30/09/2006)															
I.	Balances at the Beginning of the Period		1.800.005	2.401.893	-	-	255.315	-	207.009	-	1.438.294	-	3.747	-	246.956	6.353.219
	Increases in the Period															
II.	Available for Sale Investments		-	-	-	-	-	-	-	-	-	-	21.901	-	(540.532)	(518.631)
2.1	Net Fair Value Gains/Losses		-	-	-	-	-	-	-	-	-	-	21.901	-	(540.532)	(518.631)
III.	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
3.1	Net Fair Value Gains/Losses		-	-	-	-	-	-	-	-	-	-	-	-	-	-
IV.	Gains from Sale of Associates and Subsidiaries		-	-	-	-	-	-	-	-	-	-	98.193	-	(26)	98.167
V.	Gains from Sale of Fixed Assets		-	-	-	-	-	-	-	-	-	-	3.212	-	-	3.212
	Transferred Amounts															
VI.	Available for Sale Investments		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.1	Transferred to Net Income		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII.	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
7.1	Transferred to Net Income		-	-	-	-	-	-	-	-	-	-	-	-	-	-
7.2	Transfers to Assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	Net Current Year Income		-	-	-	-	-	-	-	-	1.239.182	-	-	-	-	1.239.182
IX.	Profit Distribution		-	-	-	-	121.965	-	775.878	-	(1.438.294)	-	-	-	-	(540.451)
9.1	Dividends Paid		-	-	-	-	-	-	-	-	(540.451)	-	-	-	-	(540.451)
9.2	Transfers to Reserves		-	-	-	-	121.965	-	775.878	-	(897.843)	-	-	-	-	-
9.3	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-
X.	Capital Increase	(II-k)	399.995	(199.998)	-	-	-	-	(82.481)	-	-	-	(117.516)	-	-	-
10.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.2	Revaluation Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.3	Evaluation Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.4	Marketable Securities Valuation Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.5	Adjustment to Share Capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.6	Issuance of Share Certificates		399.995	(199.998)	-	-	-	-	(82.481)	-	-	-	(117.516)	-	-	-
10.7	Foreign Exchange Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.8	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI.	Convertible Bonds		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Closing Balances (I+II+III+IV+V+VI+VII+VIII+IX+X+XI)		**2.200.000**	**2.201.895**	-	-	**377.280**	-	**900.406**	-	**1.239.182**	-	**9.537**	-	**(293.602)**	**6.634.698**

(*) The amounts for the current period under "Adjustment to Share Capital" column are presented under "Other Capital Reserves" in the financial statements.

AKBANK T.A.Ş.
V- STATEMENT OF CASH FLOWS

(Amounts are expressed in "YTL Thousand ")

	Notes (Section V)	CURRENT PERIOD (30/09/2006)	PRIOR PERIOD (30/09/2005)
A. CASH FLOWS FROM BANKING OPERATIONS			
1.1. Operating profit before changes in operating assets and liabilities		1.559.865	1.564.914
1.1.1. Interest received		4.987.861	3.528.084
1.1.2. Interest paid		(2.899.089)	(1.636.832)
1.1.3. Dividend received		76.121	50.344
1.1.4. Fees and commissions received		751.538	622.436
1.1.5. Other income		133.949	127.299
1.1.6. Collections from previously written-off loans and other receivables		127.819	85.094
1.1.7. Payments to personnel and service suppliers		(406.952)	(293.547)
1.1.8. Taxes paid		(373.829)	(470.272)
1.1.9. Extraordinary items		-	-
1.1.10. Other		(837.553)	(447.692)
		-	
1.2. Changes in operating assets and liabilities		(1.828.876)	4.136.157
1.2.1. Net (increase) / decrease in trading securities		(389.896)	(2.611.157)
1.2.2. Net (increase) / decrease in due from banks and other financial institutions		444.944	(90.494)
1.2.3. Net (increase) / decrease in loans		(5.522.925)	(6.781.977)
1.2.4. Net (increase) / decrease in other assets		(171.416)	(75.655)
1.2.5. Net increase / (decrease) in bank deposits		(1.338.939)	965.536
1.2.6. Net increase / (decrease) in other deposits		5.586.236	9.876.291
1.2.7. Net increase / (decrease) in funds borrowed		(637.125)	2.812.349
1.2.8. Net increase / (decrease) in payables		-	-
1.2.9. Net increase / (decrease) in other liabilities		200.245	41.264
I. Net cash provided from banking operations		(269.011)	5.701.071
B. CASH FLOWS FROM INVESTING ACTIVITIES			
II. Net cash provided from investing activities		418.477	(3.703.693)
2.1. Cash paid for purchase of investments, associates and subsidiaries		(369.372)	(177.083)
2.2. Cash obtained from sale of investments, associates and subsidiaries		125.151	-
2.3. Fixed assets purchases		(102.399)	(54.222)
2.4. Fixed assets sales		21.404	11.776
2.5. Cash paid for purchase of investments available-for-sale		-	(3.484.164)
2.6. Cash obtained from sale of investments available-for-sale		421.311	-
2.7. Cash paid for purchase of investment securities		-	-
2.8. Cash obtained from sale of investment securities		322.382	-
2.9. Extraordinary items		-	-
2.10. Other		-	-
C. CASH FLOWS FROM FINANCING ACTIVITIES			
III. Net cash provided from financing activities		(519.754)	(1.491.874)
3.1. Cash obtained from funds borrowed and securities issued		-	-
3.2. Cash used for repayment of funds borrowed and securities issued		-	-
3.3. Issued capital instruments		-	-
3.4. Dividends paid		(540.451)	(464.812)
3.5. Payments for finance leases		20.697	(3.619)
3.6. Extraordinary items		-	-
3.7. Other		-	(1.023.443)
IV. Effect of change in foreign exchange rate on cash and cash equivalents		-	-
V. Net increase in cash and cash equivalents		(370.288)	505.504
VI. Cash and cash equivalents at the beginning of the year	(V-a)	2.825.482	1.916.929
VII. Cash and cash equivalents at the end of the year	(V-a)	2.455.194	2.422.433

The accompanying notes form an integral part of these financial statements

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

SECTION THREE
EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES

I. EXPLANATIONS ON THE PRESENTATION OF FINANCIAL STATEMENTS:

a. The preparation of the financial statements and related notes and explanations in accordance with the Accounting Application Regulation ("AAR") and the other relevant accounting standards that have been promulgated:

The Bank maintains its books of account and prepares its statutory financial statements in New Turkish lira in accordance with the Banking Act, Turkish Commercial Code and Turkish tax legislation. These unconsolidated financial statements have been prepared in accordance with Accounting Application Regulation ("AAR") published in the Official Gazette No. 24793 dated 22 June 2002 brought into effect on 1 July 2002 by the Banking Regulation and Supervision Agency ("BRSA") and the communiqués on accounting standards.

b. Preparation of financial statements based on the current purchasing power of Turkish Lira:

Until 31 December 2004 The Bank's financial statements have been restated in accordance with the Financial Reporting in Hyperinflationary Economies Standard stated in the Communiqué 14 of the Accounting Application Regulation ("AAR 14")

Detailed information related to the application of inflation accounting until 31 December 2004 is presented in "Explanation related to inflation accounting" Section Five, Note VII.

c. Accounting and valuation policies adopted in the presentation of financial statements:

The principle accounting policies and evaluation methods adopted in the presentation of financial statements are in accordance with the "AAR". These policies and methods are explained in Notes II to XXII.

II. PRESENTATION OF SUBSIDIARIES, INVESTMENTS IN ASSOCIATES AND SHARE CERTIFICATES INCLUDED IN THE AVAILABLE-FOR-SALE PORTFOLIO IN FINANCIAL STATEMENTS:

Turkish lira denominated subsidiaries, investments in associates and share certificates in the available-for-sale portfolio are recognized at the cash and cash equivalent contribution amount after deducting the additions to the share capital of these companies from various funds including "the revaluation fund" and financial expenses including foreign exchange expenses.

Foreign currency ("FC") denominated subsidiaries, investments in associates and share certificates in the available-for-sale portfolio are accounted by the translation of the historical foreign currency amounts using exchange rates prevailing at the balance sheet date.

When the costs of subsidiaries, investments in associates and share certificates in the available-for-sale portfolio are higher than their net realizable values, the carrying amount is reduced to the net realizable or fair value taking into consideration whether the value decrease is temporary or permanent and the ratio of the value decrease.

III. FOREIGN CURRENCY TRANSACTIONS:

Foreign currency denominated monetary assets and liabilities are translated with the exchange rates prevailing at the balance sheet date. Gains and losses arising from such transactions are recognized in the income statement under the account of net foreign exchange gains/losses. Foreign currency investments included in non-monetary asset which are carried at historical cost are translated with the exchange rates prevailing at the balance sheet date.

a. Foreign exchange rates applied in the conversion of foreign currency transactions in financial statements:

As of 30 September 2006, rates applied for the conversion of foreign currency balances into New Turkish Lira are YTL1,5100 for USD, YTL1,9127 for Euro and YTL1,2797 for Yen.

b. Total foreign exchange gains/losses recognized in the current period net income:

The Bank's foreign exchange gains recognized in these financial statements amount to YTL81.631. Additional explanations about this note are disclosed in Section Five, Note III-g.

c. Total amount of foreign currency revaluation fund resulting from foreign exchange gains/losses and changes that occurred within the period:

No foreign currency gains/losses have been recognized in the revaluation fund.

d. Significant changes in the foreign exchange rates subsequent to the balance sheet date and their impacts on the financial statements:

The Bank does not have a significant net foreign currency position as disclosed in Section Four,Note V. Accordingly, the changes in the foreign exchange rates will not have a significant impact on the financial statements.

e. Capitalized foreign currency differences :

There are no foreign currency translation differences capitalized for the period.

f. Fundamental principles of foreign exchange risk management policy:

The fundamental principles of foreign exchange risk management policy are explained in detail in Section Four, Note V.

g. Accounts used for foreign currency translation differences of net investments in foreign subsidiaries and associates, loans and other hedging instruments:

The Bank's net foreign currency investments in foreign associates and subsidiaries are translated into New Turkish Lira with the exchange rates prevailing at the balance sheet date. Foreign currency translation differences arising from such transactions are recognized as "foreign exchange gains/losses" in the income statement.

h. The method applied for the translation of goodwill arising from the acquisition of a foreign subsidiary and amounts resulting from fair value adjustment of the assets and liabilities of such subsidiaries:

The Bank has no goodwill related with acquisition of a foreign subsidiary or difference resulting from fair value adjustments of assets and liabilities of foreign subsidiaries.

i. Accounts used to record the results arising from sale of a foreign subsidiary :

During the current and prior period, the Bank has not sold any foreign subsidiaries.

j. Status and recognition of foreign exchange differences arising from the translation of debt securities issued and monetary financial assets into Turkish lira:

The Bank has no debt securities issued. Foreign exchange differences arising from the translation of monetary financial assets are included in the "foreign exchange gains/losses" in the income statement.

IV. EXPLANATIONS ON DERIVATIVE INSTRUMENTS:

The major derivative instruments utilized by the Bank are currency and interest rate swaps, money options and currency forwards. There are no embedded derivatives originated by the Bank.

The Bank classifies its derivative instruments as "held for hedging" or "held for trading" in accordance with Communiqué 1 of the Accounting Application Regulation "Accounting of Financial Instruments" ("AAR1"). Although all derivative financial instruments are classified as held for trading, certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in AAR1, and are therefore treated as derivatives held-for-trading.

Payables and receivables arising from the derivative instruments are followed in the off-balance sheet accounts on their contractual values.

After initial recognition, derivative instruments are measured at their fair values and the fair values are included in the balance sheet under either "Accrued Interest and Income Receivable" or "Accrued Interest and Expense Payable" depending on whether they are positive or negative. Differences due to the measurement of the fair value of trading derivative instruments are included in the income statement.

As of 30 September 2006 the fair values of derivatives of the Bank amount to (-)YTL5.917 ((-) YTL46.097 as of 31 December 2005).

V. OFFSETTING FINANCIAL INSTRUMENTS:

Financial assets and liabilities are offset and the net amounts are reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

VI. INTEREST INCOME AND EXPENSE :

Interest income and expense are recognized in the income statement on an accrual basis. When the Bank management estimates and judges that the collection becomes doubtful, then the interest income is not recognized until the collection is made and any accruals and income recognized in relation to these receivables are reversed.

VII. FEE AND COMMISSION INCOME AND EXPENSES :

All fees and commission income/expenses are recognized on accrual basis, except for certain commission income and fees for various banking services which are recorded as income at the time of collection. Loan fees and commissions expenses paid to other financial institutions are recognized as operational costs and recorded on an effective yield method. Contract-based commission fees regarding the purchase and sale of assets are recognized as income at the time of collection.

VIII. TRADING SECURITIES :

Trading securities are securities which were either acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit making exists.

All regular way purchases and sales of trading securities are recognized at the settlement date, which is the date that the asset is delivered to/from the Bank. Trading securities are initially recognized at cost and subsequently remeasured at their fair value based on quoted bid prices or amounts derived from cash flow models. However, if fair values cannot be measured reliably, the securities are carried at amortized cost using the effective yield method. All gains and losses arising from these evaluations are recognized in the income statement. Interest earned while holding securities is reported as interest income and dividends received are included separately in dividend income.

IX. SALES AND REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS:

Securities sold under agreements to repurchase ("repurchase") are classified as "trading securities", "available-for-sale securities" and "held-to-maturity securities" in the balance sheet according to the investment purposes and measured according to the portfolio of the Bank to which they belong. Funds deposited under repurchase agreements are accounted under "Funds Provided under Repurchase Agreements" and differences between the sale and repurchase prices determined by these repurchase agreements are accrued over the life of the repurchase agreement using the effective yield method.

Funds given against securities purchased under agreements to resell ("reverse repurchase") are accounted under "Receivables from reverse repurchase agreements" on the balance sheet. The difference between the purchase and resell price determined by these repurchase agreements is accrued over the life of repurchase agreements using the effective yield method. The Bank has no securities lending transactions.

X. EXPLANATION ON INVESTMENT SECURITIES HELD-TO-MATURITY AND INVESTMENT SECURITIES AVAILABLE-FOR-SALE:

The Bank classifies and accounts its financial assets as "trading securities", "available-for-sale securities", "originated loans and receivables" and "held-to-maturity securities". Sale and purchase transactions of the financial assets mentioned above are recognized at the "settlement dates". The appropriate classification of financial assets of the Bank is determined at the time of purchase by the Bank management, taking into consideration the purpose of the investment.

Where the estimated recoverable amount of the financial asset, being the present value of the expected future cash flows discounted based on the effective yield, is lower than its carrying value, then it is concluded that the asset under consideration is impaired. A provision is made for the diminution in value of the impaired financial asset and is charged against the income for the year.

a. Investment securities held to maturity:

Held-to-maturity investments are securities with fixed maturity and fixed or determinable payments where management has both the intend and ability to hold the investments untill maturity. Held-to-maturity securities are initially recognized at cost, and subsequently carried at amortized cost using the effective yield method; interest earned whilst holding held-to-maturity securities is reported as interest income. Interest income from held-to-maturity investments are recognized in the income statement.

The Bank has no financial assets that were initially classified as held-to-maturity which will not be classified as held-to-maturity investments for the following two years due to contradiction of classification rules. There is no diminution in value for the held-to-maturity securities and no provision for impairment has been calculated.

b. Investment securities available for sale:

Available-for-sale securities are defined as securities other than the ones classified as "held-to-maturity securities", "trading securities" or "originated loans".

Available-for-sale investment securities are subsequently measured at fair value. When fair value calculations, based on market prices, cannot be performed reliably, the securities are carried at amortized cost using the effective yield method. Unrealized gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognized in shareholders' equity as "Marketable securities value increase fund", unless there is a permanent decline in the fair values of such assets or they are disposed of. When these securities are disposed of or impaired, the related fair value differences accumulated in the shareholders' equity are transferred to the income statement.

XI. BANK ORIGINATED LOANS, RECEIVABLES AND SPECIFIC AND GENERAL PROVISIONS:

Loans and advances originated by the Bank providing cash, service or goods directly to customers are categorized as originated loans. Loans and receivables originated by the Bank are carried initially at cost and subsequently recognized at the amortized cost value calculated using the effective yield. The expenses incurred for the assets received as collateral are not considered as transaction costs and are recognized in the expense accounts.

If the collectibility of any receivable is identified as limited or doubtful by the management through assessments and estimates, the Bank provides general and specific provisions for these loans and receivables in accordance with the "Decree Related to Principles and Procedures on Determining the Qualifications of Bank Loans with General Provisions and Other Claims on Required Reserves" published in the Official Gazette dated 30 June 2001, No. 24448. In addition, considering the statistical analysis on possible risks that can arise from consumer loans, the Bank calculated a provision for possible loan losses and accounted it in the "other provisions" in liabilities. Provision expenses are deducted from the net income of the period. If a receivable for which provision is calculated is subsequently collected, it is deducted from the specific provisions and recognized as income in "Other Operating Income". Uncollectible receivables are written-off after all the legal procedures have been finalized.

XII. GOODWILL AND OTHER INTANGIBLE ASSETS:

As of 30 September 2006 and 31 December 2005, the Bank has no goodwill.

Intangible assets are measured at the cost of the asset on initial recognition and other related costs are included in the initial measurement. Intangible assets are carried at cost less accumulated depreciation and accumulated value diminution.

Intangibles are amortized over five years (their estimated useful lives) using the straight-line method. The useful life of the asset is determined by assessing the expected useful time of the asset, technical, technological and other kinds of worn out and all required maintenance expenses made to utilize the economic benefit from the asset.

The Bank does not expect material changes in the estimation of useful lives, depreciation methods or residual values that may have a significant impact on current period or future periods.

Costs associated with the development of computer software programmes and expenditures that enhance and extend the benefits of computer software programs beyond their original specifications and lives are added to the original cost of the software and capitalized. Capitalized computer software development costs are amortized using the straight-line method over their remaining useful lives.

XIII. PROPERTY AND EQUIPMENT

Property and equipment is measured at cost when initially recognized and any directly attributable costs of are included in the initial measurement. Property and equipment are carried at cost less accumulated depreciation.

Depreciation is calculated using the straight-line method over estimated useful life. The estimated useful lives are stated below:

Buildings	50 years
Machinery, furniture, fixtures and vehicles	5 years

The depreciation charge for items with remaining useful lives of less than an accounting period at the balance sheet date is calculated in proportion to the period the item carried in the balance sheet.

Where the carrying amount of an asset is greater than its estimated net realizable value, it is written down immediately to its recoverable amount and the provision for the diminution in value is charged to the income statement.

Property and equipment is not carried at a revalued amount in the financial statements.

Gains and losses on the disposal of property and equipment are determined by deducting the net book value of the property and equipment from its sales revenue.

Expenditure on the repair and renewal of property and equipment is charged against income. The capital expenditures made in order to increase the capacity of the tangible asset to increase the future benefit of the asset are added to the cost of the tangible asset. Investment costs are costs that prolong useful life, enlarge the service capacity, extend the quality or diminish the cost of the goods produced or services rendered.

There are no pledges, mortgages and other commitments given to acquire property and equipment and there are no other limitations on property and equipment which restrict the right to use them.

The Bank does not expect any changes in the accounting estimates related with property and equipment that will have a significant impact in the current period or that may have a significant impact on future periods.

XIV. LEASING TRANSACTIONS:

Assets acquired under finance lease agreements are capitalized at the inception of the lease at the lower of the fair value of the leased asset or the present value of the lease instalments that are going to be paid for the leased asset. Leased assets are included in the property and equipment and depreciation is charged on a straight-line basis over the useful life of the asset. If there is any diminution in value of the leased asset, a provision is provided for the impairment. Liabilities arising from the leasing transactions are included in "Finance Lease Payables" on the balance sheet. Interest and foreign exchange expenses regarding lease transactions are charged to the income statement. The Bank does not provide finance leasing services as lessor.

Transactions regarding operational agreements are accounted on an accrual basis in accordance with the related contracts.

XV. PROVISIONS AND COMMITMENTS:

Provisions and contingent liabilities are calculated in accordance with Communiqué 8 on the Accounting Application Regulation "Standard for Provisions, Contingent Liabilities and Accounting of Assets" except for the specific and general provisions provided for loans and other receivables.

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A provision for contingent liabilities arising from past events should be recognized in the period of occurrence. When a reliable estimate of the amount of obligation cannot be made, a contingent liability exists. A provision is recognized when it is probable that the contingent event will occur and a reliable estimate can be made.

XVI. OBLIGATIONS RELATED TO EMPLOYEE RIGHTS:

Obligations related to employee rights are accounted in accordance with Communiqué 10 on the Accounting Application Regulation "Accounting of Obligations Related to Employee Rights" ("AAR 10"). A provision for notice pay and employment termination benefit liability is calculated by taking the arithmetical average of the ratio of the actual payment to the total liability for the last five years prior the balance sheet date and applying this ratio to the total liability of the current period in accordance with ARR 10. A five-year simple arithmetical average of actual payment rates as is the basis for provision for employee termination benefits and notice pay is 11.64%. (31 December 2005: 11.44%)

As at 30 September 2006, the Bank does not have any employees whose employment period will terminate in more than twelve months in accordance with an agreement.

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

On 1 November 2005, Banking Law No.5411 ("New Law") which requires the transfer of the pension funds of the banks to the Social Security Institution within three years following the publication date, was published in the Official Gazette. In accordance with the New Law, the actuarial calculation of the liability should be performed by a commission including representatives from various institutions. The specified liability will be paid in annual equal instalments for a period not exceeding 15 years. Accordingly, a task force established by the Ministry of Labour and Social Security has commenced to work on the general procedures related to the transfer and other parameters to be used in the actuarial liability calculation. However on 2 November 2005, the President of the Turkish Republic applied to the Constitutional Court of Turkey for abrogation of the relevant article in the New Law.

The Bank's personnel are members of the "Akbank T.A.Ş. Personnel Pension Fund Foundation" ("Pension Fund"), established in accordance with the Social Security Law numbered 506, Article No. 20. The financial statements of the Pension Fund have been audited by an independent actuary in accordance with the 38th article of the Insurance Supervisory Law and the "Actuarial Regulation" based on the same article.

As of 31 December 2005 no technical deficit has been reported in the actuarial technical balance sheet results of the Pension Fund calculated by an independent actuary in accordance with Insurance Audit Law, by using the technical interest rate of 10,24% which was one of the parameters specified by the Ministry of Labour and Social Security. In addition, the Bank's management envisions that the liability amount to be calculated at the transfer date within the framework stated above will be commensurate with the assets of the Pension Fund and will not bring any burden for the Bank.

XVII. TAXES

On 21 June 2006, "Cooperation Tax Law" No.5520 ("New Tax Law") was published in the Official Gazette, No.26205. Most of the New Tax Law articles will be applicable until 1 January 2006. According to this law, corporate tax rate is 20% until 1 January 2006 (For the year 2005 30%) Corporation tax is calculated on the total income of the Company after adjusting for certain disallowable expenses, exempt income and investments and other allowances. No further tax is payable unless the profit is distributed.

Dividends paid to non-resident corporations, which have a place of business in Turkey or are resident corporations, are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 15%. An increase in capital via issuing bonus shares is not considered as profit distribution and thus does not incur withholding tax.

Corporations are required to pay advance corporate tax on their corporate income; advance tax is declared by the 10th and paid by the 17th day of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax calculated on their annual corporate income. The balance of the advance tax paid may be refunded or used to be offset against other liabilities to the government.

Capital gains derived from the sale of equity investments and immovable are tax exempt, if such gains are added to paid-in capital by the end of the second year following their sale.

Under the Turkish Corporate Tax Law, losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns until the 25th day of the following 4th month after the closing of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year following the date of filing during which time period the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

The Bank calculates and accounts for deferred income taxes for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in these financial statements in accordance with Communiqué 18 on the Accounting Application Regulation and the related statements of the BRSA regarding the income taxes.

XVIII. EXPLANATIONS ON BORROWINGS:

Trading financial liabilities and derivative instruments are valued with the fair value and other financial liabilities are carried at amortized cost using the effective yield method.

The Bank utilizes various hedging techniques to minimize the currency, interest rate and liquidity risks of its financial liabilities. No convertible bonds are issued for the period.

XIX. PAID-IN CAPITAL AND TREASURY STOCK

Transaction costs regarding the issuance of share certificates are insignificant.

Distribution of profit for the period 1 January - 31 December 2005, resolved at the General Assembly Meeting, is explained in Section One, Note V-g.

In The Extraordinary General Meeting held on at 27 March 2006, it was decided to increase paid-in capital from YTL1.800.005 to YTL2.200.000 using YTL199.998 from other capital reserves, YTL117.516 from property and investment sale incomes and YTL82.481 from extraordinary reserves. Increased paid in share capital is registered on 29 May 2006.

XX. AVALIZED DRAFTS AND ACCEPTANCES

Avalized drafts and acceptances shown as liabilities against assets are included in the off-balance sheet items.

XXI. GOVERNMENT GRANTS :

As of 30 September 2006 and 31 December 2005 there is no government grant and support for the Bank.

XXII. RECLASSIFICATIONS :

Where necessary comparative figures of 31 December 2005 has been reclassified to conform to changes in presentation in the current period.

SECTION FOUR
INFORMATION RELATED TO FINANCIAL POSITION

I. STRATEGY OF USING FINANCIAL INSTRUMENTS AND EXPLANATIONS ON FOREIGN CURRENCY TRANSACTIONS:

The Bank's main operating activity is banking including retail banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (treasury transactions) and international banking services. By nature, the Bank's activities are principally related to the use of financial instruments. As the main funding source, the Bank accepts deposits from customers for various periods and invests these funds in high quality assets with high interest margins. Other than deposits, the Bank's most important funding sources are equity and mostly intermediate and long term borrowings from foreign financial institutions. The Bank follows an assets-liabilities management strategy that mitigates risk and increases earnings by balancing the funds borrowed and the investments on various financial assets. Accordingly the rule of long term placements with a higher interest rates is especially applied. The Bank has sufficient liquidity. In liquidity management, it is imperative to take into account the term structure of assets and liabilities. The main objective of asset and liability management is to limit the Bank's exposure to liquidity risk, interest rate risk, currency risk and credit risk while increasing profitability and strengthening the Bank's equity. The Asset and Liabilities Committee ("ALCO") manages the assets and liabilities within the trading limits on the level of exposures, placed by the Executive Risk Committee ("ERC").

Investments in loans and securities, within the frame of their term structure and market conditions, are the areas that generate higher income than the average income calculated for the Bank's all areas of activity. In terms of liquidity management, deposit placements in banks have shorter terms and usually lower interest.

To take the advantage of short term capital market fluctuations in exchange rates, interest rates and prices, the Bank takes exposure within the set limits and market conditions. The ERC constantly monitors these exposures and updates the trading limits that are applied according to daily conditions.

The Bank controls and manages the currency risk exposure that arises from foreign currency transactions and foreign currency denominated securities in available-for-sale and other portfolios by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and with various derivative financial instruments. Currency risk of investments in foreign affiliates and subsidiaries is also managed with similar hedging methods.

Interest rate risk is managed on a portfolio basis by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities.

Detailed explanations regarding the Bank's risk management are presented in the Notes III to VII of this section.

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

II. CAPITAL ADEQUACY RATIO:

a. The Bank's capital adequacy ratio is 17,29% (31 December 2005: 21,41%). This rate is considerably above the minimum rate specified by the related regulation.

b. For the calculation of the capital adequacy ratio, the Bank classifies the risk weighted assets and non-cash loans according to the risk weights defined by the regulations and calculates "Amount subject to market risk" which is the sum of "market risk on securities" and "the Bank's currency risk". The following tables present the classifications of "risk weighed assets" and the calculation of "shareholders' equity" for the capital adequacy ratio calculation.

c. Information related to capital adequacy ratio:

	Risk Weights:			
	0%	20%	50%	100%
Risk Weighted Assets and Non-Cash Loans				
Balance Sheet Items (Net)	25.581.931	1.487.958	-	26.936.121
Cash	410.078	269	-	-
Banks	569.673	1.487.689	-	97.801
Interbank money market placements	-	-	-	-
Receivables from reverse repurchase transactions	-	-	-	-
Reserve requirements with the Central Bank of Turkey	3.397.079	-	-	-
Special finance houses	-	-	-	-
Loans	1.413.367	-	-	25.924.475
Loans under follow-up (net)	-	-	-	-
Subsidiaries, associates and investments available-for-sale	13.025.713	-	-	-
Miscellaneous receivables	-	-	-	97.239
Marketable securities held-to-maturity (net)	-	-	-	-
Advances for assets acquired by financial leasing	-	-	-	-
Financial lease receivables	-	-	-	-
Leased assets (net)	-	-	-	-
Fixed assets (net)	-	-	-	694.646
Other assets	6.766.021	-	-	121.960
Off-balance sheet items	834.892	1.569.870	5.939.722	569.670
Guarantees and pledges	35	1.474.549	194.644	110.608
Commitments	-	-	5.745.078	-
Other off-balance sheet items	-	-	-	-
Transactions related with derivative financial instruments	-	56.777	-	4.811
Interest and income accruals	834.857	38.544	-	454.251
Non-risk weighted accounts	-	-	-	-
Total Risk Weighted Assets	**26.416.823**	**3.057.828**	**5.939.722**	**27.505.791**

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

d. Summary information on the capital adequacy ratio:

	Current Period 30 September 2006	Prior Period 31 December 2006
Total risk weighted assets ("TRWA")	31.087.218	25.069.877
Amount subject to market risk ("ASMR")	2.868.800	2.811.425
Shareholders' equity	5.870.761	5.969.606
Shareholders' equity / (TRWA+ASMR)*100	17,29	21,41

e. Information on shareholders' equity items:

	Current Period 30 September 2006	Prior Period 31 December 2005
CORE CAPITAL		
Paid-in capital	2.200.000	1.800.005
Nominal capital	2.200.000	1.800.005
Capital commitments (-)	-	-
Adjustment to share capital	2.201.895	2.401.893
Share premium	-	-
Legal Reserves	377.280	255.315
First legal reserve (Turkish Commercial Code 466/1)	233.282	161.367
II. Second legal reserve (Turkish Commercial Code 466/2)	143.998	93.948
Other legal reserves per special legislation	-	-
Status reserves	-	-
Extraordinary reserves	900.406	207.009
Reserves allocated by the General Assembly	900.406	900.406
Retained earnings	-	-
Accumulated loss	-	-
Foreign currency share capital exchange difference	-	-
Profit	1.239.182	1.438.294
Current period profit	1.239.182	1.438.294
Prior period profit	-	-
Loss (-)	-	-
Current period loss	-	-
Prior period loss	-	-
Total Core Capital	**6.918.763**	**6.102.516**
SUPPLEMENTARY CAPITAL		
Revaluation fund	9.537	3.747
Securities	-	-
Buildings	-	-
Profit on sale of associates, subsidiaries and buildings to be transferred to share capital	9.537	3.747
Revaluation fund of leasehold improvement	-	-
Increase in the value of revaluation fund	-	-
Foreign exchange differences	-	-
General Provisions	153.409	124.809

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

Provisions for possible losses	47.415	47.415
Subordinated loans	-	-
Marketable securities value increase fund	(293.602)	246.956
Associates and subsidiaries	4.829	55.450
Investments available-for-sale	(298.431)	191.506
Investments held for structural transactions	-	-
Total Supplementary Capital	**(83.241)**	**422.927**
TIER III CAPITAL	-	-
CAPITAL	**6.835.522**	**6.525.443**
DEDUCTIONS FROM THE CAPITAL	**964.761**	**555.837**
Investments in unconsolidated financial companies whose main activities are money and capital markets, insurance and that operate with licenses provided in accordance with specific laws	947.171	538.965
Leasehold improvements	-	-
Installation costs	-	-
Prepaid expenses	17.590	16.872
The negative difference between the market values and the carrying amounts for unconsolidated investments, subsidiaries, other investments and fixed assets	-	-
Subordinated loans given to other banks which operate in Turkey	-	-
Goodwill (net)	-	-
Capitalized expenses	-	-
Total Shareholders' Equity	**5.870.761**	**5.969.606**

III. CREDIT RISK:

a. Credit risk is the risk that the counterparties may be unable to meet the terms of their agreements. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. Credit risks are determined for each individual customer, enterprise, business group, risk groups separately. While determining credit risk, criteria such as the customers' financial strength, commercial capacities, sectors, geographic areas and capital structure are evaluated. Analyses of the financial position of the customers are based on the statements of account and other information in accordance with the related legislation. Previously determined credit limits are constantly revised according to changing conditions. The type and amount of collateral and guarantees to be obtained are specified on a customer basis during the determination of credit limits.

During loan extension, limits determined on a customer and product basis are essentially followed up and information on risk and limits information are closely monitored.

b. There are risk control limits set for the market risks and credit risks arose from forward and option agreements and other similar agreements.

c. When necessary, derivative instruments are exercised to control and to offset credit risks that can especially originate from foreign exchange and interest rate fluctuations.

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

d. Non-cash loans turned into cash loans are included in the same risk group as cash loans which are not collected on maturity. Credit risk management is applied for all positions involving counterparty risk.

Rescheduled or restructured loans are followed in their relevant groups until all receivables from the loans are collected. Monitoring also continues until the receivables from the loans are completely collected.

The Bank considers that long term commitments are more exposed to credit risk than short-term commitments, and points such as defining risk limits for long-term risks and obtaining collateral are treated in a wider extend than short-term risks.

e. The Bank's banking activities in foreign countries and loan portfolio do not constitute a significant risk in terms of the related countries' economic conditions and activities of customers.

When considered within the financial activities of other financial institutions, the Bank as an active participant in the national and international banking market, is not exposed to a significant credit risk. As seen in the Bank's balance sheet, the ratio of loans under follow-up to total loans is as low as 1.8% (31 December 2005: 1.6%) and 100% provision has been calculated for these loans.

f. The Bank calculated a general provision amounting to YTL153.409 (31 December 2005: YTL124.809).

IV. MARKET RISK:

The Bank considers currency risk and interest rate risk as the most important components of market risk. The ERC sets critical risk limits for market risk and through close monitoring of the markets and overall economy, such limits are updated as necessary. These limits and implementation of strategies are assigned to various levels of management in order to enhance control effectiveness. The Bank's market risk position is calculated and reported to the ERC members daily and weekly. The table below presents the market risk calculation as of 30 September 2006 in accordance with the regulation related to the measurement and evaluation of the Bank's capital adequacy, published in the Official Gazette dated 31 January 2002, No. 24567 article No.18 of this regulation and the Regulation related to the market risk calculation by the Standard Method.

	Balance
Amount of capital required for interest rate risk – standard method	110.774
Capital to be employed for general market risk	110.774
Capital to be employed for specific risk	-
Capital to be employed for options subject to interest rate risk	-
Capital to be employed for common stock position risk - standard method	3
Capital to be employed for general market risk	2
Capital to be employed for specific risk	1
Capital to be employed for options subject to common stock position risk	-
Capital to be employed for currency risk - standard method	118.727
Capital liability	118.727
Capital to be employed for options subject to currency risk	-
Total value-at-risk (VAR)-Internal Model	-
Total capital to be employed for market risk	(*) 229.504
Amount subject to market risk	(*) 2.868.800

(*) Of the "Amount subject to market risk", only YTL229.504 (8% of YTL2.868.800) is used in the calculation of the market risk related to the capital adequacy ratio which is given in Section IV, Note II. YTL229.504 is the minimum amount of capital that can hedge the mentioned risk.

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

V. CURRENCY RISK:

The difference between the Bank's foreign currency denominated assets (including foreign currency indexed assets) and liabilities is defined as the "Net Foreign Currency Position" and is the basis of currency risk. Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. The Bank is keeping the foreign exchange exposure amount within the limits set by the ERC. The Board, taking into account the recommendations by the ERC, sets a limit for the size of foreign exchange exposure, which is closely monitored by ALCO. Those limits are individually determined and followed for both the net overall FC position and for the foreign exchange exposure. Derivative financial instruments such as forward foreign exchange contracts and currency swaps are used as tools for foreign exchange exposure management.

The Bank's foreign exchange bid rates as of the date of the financial statements and for the last five days prior to that date are presented below:

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL1,5100	YTL1,9127	YTL1,2797
1. Day bid rate	YTL1,4650	YTL1,8644	YTL1,2466
2. Day bid rate	YTL1,4750	YTL1,8715	YTL1,2604
3. Day bid rate	YTL1,4750	YTL1,8809	YTL1,2663
4. Day bid rate	YTL1,4750	YTL1,8889	YTL1,2682
5. Day bid rate	YTL1,4750	YTL1,8856	YTL1,2673

The arithmetic average of the Bank's foreign exchange bid rates for the last thirty days preceding the balance sheet date for major foreign currencies are presented in the table below:

USD : YTL1,4418
Euro : YTL1,8401
Yen : YTL1,2337

As of 31 December 2005;

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL1,3750	YTL1,6268	YTL1,1703

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

Information on the Bank's currency risk: (Thousand YTL)

The table below summarizes the Bank's exposure to foreign currency exchange rate risk, categorized by currency. Foreign currency indexed assets, classified as New Turkish Lira assets according to Uniform Chart of Accounts, and are considered as foreign currency assets for the calculation of Net Foreign Currency Position. The table below summarizes the Bank's exposure to foreign currency risk, categorized by currency. Therefore, the difference between the sum of the foreign currency assets in the following table and in the balance sheet is equal to the sum of foreign currency indexed assets. The Banks' real position, both in financial and economic terms, is presented in the table below:

	Euro	USD	Yen	Other FC (*)	Total
Current Period – 30 September 2006					
Assets					
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	641.078	76.053	249	7.785	**725.165**
Due from banks and other financial institutions	341.910	1.186.275	1.778	54.367	**1.584.330**
Trading securities	765.267	5.926.349	-	-	**6.691.616**
Interbank money market placements	-	-	-	-	-
Available for sale securities	130	2.809.885	-	-	**2.810.015**
Loans	3.462.881	5.888.675	456	23.686	**9.375.698**
Subsidiaries, investments and associates	526.027	-	-	196.260	**722.287**
Held-to-maturity securities	-	-	-	-	-
Property and equipment	-	2.772	-	-	**2.772**
Goodwill	-	-	-	-	-
Other assets	1.578.125	466.221	7	1.936	**2.046.289**
Total assets	**7.315.418**	**16.356.230**	**2.490**	**284.034**	**23.958.172**
Liabilities					
Bank deposits	335.715	238.840	3	17.322	**591.880**
Foreign currency deposits	5.199.503	8.896.017	3.352	631.000	**14.729.872**
Funds from interbank money market	-	-	-	-	-
Funds borrowed	1.355.842	7.015.891	-	5.102	**8.376.835**
Marketable securities issued	-	-	-	-	-
Miscellaneous payables	5.317	6.392	6	2.648	**14.363**
Other liabilities	64.880	177.258	556	5.312	**248.006**
Total liabilities	**6.961.257**	**16.334.398**	**3.917**	**661.384**	**23.960.956**
Net on-balance sheet position	**354.161**	**21.832**	**(1.427)**	**(377.350)**	**(2.784)**
Net off balance sheet position (**)	**(379.903)**	**1.877**	**(358)**	**384.664**	**6.280**
Financial derivative assets	847.988	458.688	48.314	410.418	**1.765.408**
Financial derivative liabilities	1.227.891	456.811	48.672	25.754	**1.759.128**
Non-cash loans	650.723	851.844	82.803	23.738	**1.609.108**
Prior Period - 31 December 2005					
Total assets	6.227.385	15.298.354	12.917	204.238	**21.742.894**
Total liabilities	5.981.978	15.239.258	10.851	599.401	**21.831.488**
Net on-balance sheet position	245.407	59.096	2.066	(395.163)	**(88.594)**
Net off-balance sheet position	(230.968)	(93.976)	(2.458)	358.896	**31.494**
Non-cash loans	703.485	1.131.111	56.792	21.165	**1.912.553**

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

(*) Of the "Other FC" total assets amounting YTL284.034 (31 December 2005: YTL204.238), YTL248.020 is in English Pounds (31 December 2005: YTL192.646), and YTL19.205 in Swiss Francs (31 December 2005: YTL5.487). Of the total liabilities amounting YTL661.384 (31 December 2005:YTL599.401) YTL494.757 is in English Pounds (31 December 2005:YTL448.156) and YTL51.154 is in Swiss Francs (31 December 2005:YTL58.928)

(**) Presents the net balance of receivables and payables from derivatives.

VI. INTEREST RATE RISK:

"Interest Rate Risk" can be defined as the impact of interest rate changes on interest rate sensitive assets and liabilities of the Bank. The ERC sets limits for the interest rate sensitivity of assets and liabilities and the sensitivity is closely monitored and reported weekly. In case of high market fluctuations, daily reporting and analysis on transaction basis are made.

The Bank manages the interest rate risk on a portfolio basis and tries to minimize the risk effect on the profitability, financial exposure and cash flows by applying different strategies. Basic methods such as using fixed or floating interest rates for different portfolios and maturities, setting the fixed margin in floating rates, varying the rates for the short or long-term positions are applied actively.

a. Interest rate sensitivity of assets, liabilities and off-balance sheet items based on repricing dates:

I-Current Period – 30 September 2006	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Non Interest Bearing	Total
Assets							
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	-	-	-	-	-	980.020	**980.020**
Due from banks and other financial institutions	1.256.379	80.870	1.000	-	-	247.241	**1.585.490**
Trading securities	5.235	3.398.048	2.232.423	894.472	202.110	27	**6.732.315**
Interbank money market placements	-	-	-	-	-	-	-
Available for sale securities	622.490	1.849.220	5.033.751	3.476.068	2.044.184	5.597	**13.031.310**
Loans	10.890.570	4.465.231	3.960.457	3.343.778	4.677.806	-	**27.337.842**
Held-to-maturity securities	-	-	-	-	-	-	-
Other assets	3.817.182	313.894	454.464	165.877	70.553	1.809.476	**6.631.446**
Total assets	**16.591.856**	**10.107.263**	**11.682.095**	**7.880.195**	**6.994.653**	**3.042.361**	**56.298.423**
Liabilities							
Bank deposits	967.667	221.056	2.842	2.517	-	109.179	**1.303.261**
Other deposits	21.437.464	5.704.134	829.754	800.630	8.969	5.614.062	**34.395.013**
Funds from interbank money market	3.541.298	3.306	278	-	-	-	**3.544.882**
Miscellaneous payables	-	-	-	-	-	774.327	**774.327**
Marketable securities issued	-	-	-	-	-	-	-
Funds borrowed	1.176.660	6.390.735	250.291	673.314	1.822	-	**8.492.822**
Other liabilities and shareholders' equity	223.193	104.527	46.884	50.956	71.071	7.291.487	**7.788.118**
Total liabilities and shareholders' equity	**27.346.282**	**12.423.758**	**1.130.049**	**1.527.417**	**81.862**	**13.789.055**	**56.298.423**
Balance sheet interest sensitivity gap	**(10.754.426)**	**(2.316.495)**	**10.552.046**	**6.352.778**	**6.912.791**	**(10.746.694)**	-
Off-balance sheet interest sensitivity gap(*)	798.385	388.764	(91.040)	(272.338)	(829.480)	-	**(5.709)**
Total interest sensitivity gap	**(9.956.041)**	**(1.927.731)**	**10.461.006**	**6.080.440**	**6.083.311**	**(10.746.694)**	**(5.709)**

(*) These amounts represents the distribution of net amount of receivables and payables from derivative financial instruments which are presented under off-balance sheet commitments according to remaining period until repricing date.

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

2- Prior Period - 31 December 2005	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Non Interest Bearing	Total
Assets							
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	-	-	-	-	-	852.048	**852.048**
Due from banks and other financial institutions	1.376.064	67.034	1.000	-	-	184.284	**1.628.382**
Trading securities	1.174	1.989.377	3.125.495	26.289	1.199.901	183	**6.342.419**
Interbank money market placements	400.000	-	-	-	-	-	**400.000**
Available for sale securities	104.727	2.756.058	3.372.966	3.276.473	3.856.788	63.708	**13.430.720**
Loans	9.200.271	3.534.939	3.318.570	2.631.740	3.420.629	-	**22.106.149**
Held-to-maturity securities	-	-	322.382	-	-	-	**322.382**
Other assets	4.104.616	242.486	965.288	389.275	385.976	1.214.791	**7.302.432**
Total assets	**15.186.852**	**8.589.894**	**11.105.701**	**6.323.777**	**8.863.294**	**2.315.014**	**52.384.532**
Liabilities							
Bank deposits	1.765.489	756.243	18.707	2.000	-	99.761	**2.642.200**
Other deposits	18.186.956	3.847.162	680.076	913.499	70.269	5.110.815	**28.808.777**
Funds from interbank money market	5.171.009	217.021	-	-	-	-	**5.388.030**
Miscellaneous payables	-	-	-	-	-	653.109	**653.109**
Marketable securities issued	-	-	-	-	-	-	-
Funds borrowed	1.169.160	4.538.160	799.132	772.609	3.579	-	**7.282.640**
Other liabilities and shareholders' equity	221.655	78.219	65.170	41.912	46.931	7.155.889	**7.609.776**
Total liabilities and shareholders' equity	**26.514.269**	**9.436.805**	**1.563.085**	**1.730.020**	**120.779**	**13.019.574**	**52.384.532**
Balance sheet interest sensitivity gap	**(11.327.417)**	**(846.911)**	**9.542.616**	**4.593.757**	**8.742.515**	**(10.704.560)**	-
Off-balance sheet interest sensitivity gap(*)	3.884	618	(26.509)	(555)	(413)	-	**(22.975)**
Total interest sensitivity gap	**(11.323.533)**	**(846.293)**	**9.516.107**	**4.593.202**	**8.742.102**	**(10.704.560)**	**(22.975)**

(*) These amounts represents the distribution of net amount of receivables and payables from derivative financial instruments which are presented under off-balance sheet commitments according to remaining period until maturity.

b. Effective average interest rates for monetary financial instruments:

1- Current Period- 30 September 2006	Euro	USD	Yen	YTL
Assets	%	%	%	%
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	1,46	2,52	-	13,12
Due from banks and other financial institutions	2,99	5,21	-	17,14
Trading securities	5,44	6,94	-	18,19
Interbank money market placements	-	-	-	-
Available for sale securities	-	7,33	-	17,60
Loans	4,97	7,52	4,12	21,99
Held-to-maturity securities	-	-	-	-
Liabilities				
Bank deposits	3,41	5,37	-	19,10
Other deposits (including demand deposits)	2,50	4,56	0,02	15,63
Funds from interbank money market	-	-	-	17,55
Miscellaneous payables	-	-	-	-
Marketable securities issued	-	-	-	-
Funds borrowed	3,67	6,06	-	13,22

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

Average interest rates in the above tables are the weighted average rates of the related balance sheet items.

2- Prior Period - 31 December 2005	Euro	USD	Yen	YTL
Assets	%	%	%	%
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	1,14	2,03	-	10,25
Due from banks and other financial institutions	2,29	4,10	-	15,07
Trading securities	5,05	6,26	-	14,44
Interbank money market placements	-	-	-	13,50
Available for sale securities	6,18	7,41	-	18,44
Loans	3,11	6,31	4,12	20,90
Held-to-maturity securities	-	14,34	-	-
Liabilities				
Bank deposits	3,06	4,57	-	15,15
Other deposits (including demand deposits)	1,97	3,30	0,01	13,72
Funds from interbank money market	2,39	4,14	-	14,99
Miscellaneous payables	-	-	-	-
Marketable securities issued	-	-	-	-
Funds borrowed	2,79	5,22	-	12,72

Average interest rates in the above tables are the weighted average rates of the related balance sheet items.

VII. LIQUIDITY RISK:

Liquidity risk arises from the mismatch of maturities of assets and liabilities. The Bank matches the maturities of the related assets and liabilities according to specific criteria and keeps the mismatch of maturities under control. A major objective of the Bank's asset and liability management is to ensure that sufficient liquidity is available to meet the Bank's commitments to customers and to satisfy the Bank's own liquidity needs. For this objective, the Bank holds a sufficient amount of short-term funds. The ERC sets limits on the maturity mismatch of assets and liabilities and these limits are updated as necessary. Liquidity risk is measured and reported on a weekly basis. The Bank also analyses its liquidity risk on a daily and transaction basis, if there are significant market fluctuations. In case of high market fluctuations, daily reporting and analysis on transaction basis are made.

The most important funding resources of the Bank are the shareholders' equity, the diversified and stable deposit base and the long-term funds borrowed from international institutions which are mainly placed in interest earning assets. In spite of a substantial portion of deposits from individuals being short-term, deposits are diversified by number and type, and maturities of a large portion of deposits are renewed which indicates that these deposits will provide a long-term and stable source of funding for the Bank.

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

Breakdown of assets and liabilities according to their outstanding maturities:

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Unallocated (*)	Total
Current Period – 30 September 2006								
Assets								
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	980.020	-	-	-	-	-	-	**980.020**
Due from banks and other financial institutions	247.241	1.256.379	80.870	1.000	-	-	-	**1.585.490**
Trading securities	27	48	3.697	11.439	894.472	5.822.632	-	**6.732.315**
Interbank money market placements	-	-	-	-	-	-	-	-
Available for sale securities	5.597	-	394.142	2.655.809	3.476.068	6.499.694	-	**13.031.310**
Loans	-	6.236.506	5.507.495	2.478.212	4.050.861	9.064.768	-	**27.337.842**
Held-to-maturity securities	-	-	-	-	-	-	-	-
Other assets	3.397.079	434.813	172.611	356.120	165.877	412.874	1.692.072	**6.631.446**
Total assets	**4.629.964**	**7.927.746**	**6.158.815**	**5.502.580**	**8.587.278**	**21.799.968**	**1.692.072**	**56.298.423**
Liabilities								
Bank deposits	109.179	967.667	221.056	2.842	2.517	-	-	**1.303.261**
Other deposits	5.614.062	21.437.464	5.704.134	829.754	800.630	8.969	-	**34.395.013**
Funds borrowed	-	420.320	1.407.608	276.944	2.221.804	4.166.146	-	**8.492.822**
Funds from interbank money market	-	3.541.299	3.306	277	-	-	-	**3.544.882**
Marketable securities issued	-	-	-	-	-	-	-	-
Miscellaneous payables	-	554.270	220.057	-	-	-	-	**774.327**
Other liabilities (**)	-	453.404	264.707	46.884	90.987	297.438	6.634.698	**7.788.118**
Total liabilities and shareholders' equity	**5.723.241**	**27.374.424**	**7.820.868**	**1.156.701**	**3.115.938**	**4.472.553**	**6.634.698**	**56.298.423**
Net Liquidity Gap	**(1.093.277)**	**(19.446.678)**	**(1.662.053)**	**4.345.879**	**5.471.340**	**17.327.415**	**(4.942.626)**	-
Prior Period - 31 December 2005								
Total assets	4.997.614	6.966.829	2.767.455	6.139.144	9.350.287	20.959.642	1.203.561	**52.384.532**
Total liabilities	5.210.576	26.608.877	5.696.883	1.781.724	3.594.908	3.138.345	6.353.219	**52.384.532**
Net Liquidity Gap	**(212.962)**	**(19.642.048)**	**(2.929.428)**	**4.357.420**	**5.755.379**	**17.821.297**	**(5.149.658)**	-

(*) Assets that are necessary for banking activities and that cannot be liquidated in a short-term, such as tangible and intangible assets, investments, subsidiaries, stationary, prepaid expenses, loans under legal follow-up, are classified in this column.

(**) Shareholders' Equity is presented under "Other Liabilities" item in the "Unallocated" column.

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

SECTION FIVE
INFORMATION AND DISCLOSURES RELATED TO UNCONSOLIDATED FINANCIAL STATEMENTS

I. INFORMATION AND DISCLOSURES RELATED TO ASSETS

a. Information related to the account of the Central Bank of Turkey:

	Current Period 30 September 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Demand unrestricted account	1.487	568.186	9.610	446.247
Time unrestricted account	-	-	-	-
Total	**1.487**	**568.186**	**9.610**	**446.247**

b. Additional information on trading securities in net amounts:

1. Information on trading securities given as collateral or blocked :

   Trading securities given as collateral are composed of foreign currency government bonds.

	Current Period 30 September 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Share certificates	-	-	-	-
Bonds, Treasury bills and similar investment securities	-	986.727	-	560.372
Other	-	-	-	-
Total	-	**986.727**	-	**560.372**

2. Trading securities subject to repurchase agreements:

	Current Period 30 September 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Government bonds	-	-	-	199.157
Treasury bills	-	-	-	-
Other public debt securities	-	-	-	-
Bank bonds and bank guaranteed bonds	-	-	-	-
Asset backed securities	-	-	-	-
Other	-	-	-	-
Total	-	-	-	**199.157**

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

c. Information on investment securities available-for-sale:

1. Types of investment securities available-for-sale:

Investment securities available-for-sale are composed of YTL and FC government bonds and YTL treasury bills and share certificates of institutions in which the Bank has less than 10% share.

2. Information on investment securities available-for-sale:

	Current Period 30 September 2006	Prior Period 31 December 2005
Debt securities	13.025.713	13.367.012
Quoted in the stock exchange	13.025.713	13.004.310
Not quoted (*)	-	362.702
Share certificates	5.597	65.996
Quoted in the stock exchange	-	60.416
Not quoted	5.597	5.580
Impairment provision (-)	-	(2.288)
Total	**13.031.310**	**13.430.720**

(*) Not traded on the balance sheet date, although quoted on a stock exchange.

3. Characteristics of investment securities available-for-sale given as collateral and their carrying value:

Investment securities available-for-sale given as collateral are composed of YTL and foreign currency government bonds and YTL treasury bills. The sum of the acquisition cost amounting to YTL441.238 and the interest accruals including valuation differences amounting YTL13.595 is the carrying value of these securities, YTL454.833 (31 December 2005: YTL1.170.889).

4. Investment securities available-for-sale given as collateral or blocked are stated with their acquisition costs:

	Current Period 30 September 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Share certificates	-	-	-	-
Bond, Treasury bills and similar investment securities	259.385	181.853	612.678	357.531
Other	-	-	-	-
Total	**259.385**	**181.853**	**612.678**	**357.531**

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

5. Investment securities available-for-sale subject to repurchase agreements are stated with their acquisition costs:

	Current Period 30 September 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Government bonds	2.996.160	-	4.386.917	-
Treasury bills	310.869	-	-	-
Other public debt securities	-	-	-	-
Bank bonds and bank guaranteed bonds	-	-	-	-
Asset backed securities	-	-	-	-
Other	-	-	-	-
Total	**3.307.029**	-	**4.386.917**	-

d. Information related to loans:

1. Information on all types of loans and advances given to shareholders and employees of the Bank:

	Current Period 30 September 2006		Prior Period 31 December 2005	
	Cash	Non-Cash Loans	Cash	Non-Cash Loans
Direct loans granted to shareholders	-	20.776	-	31.179
Corporate shareholders	-	20.776	-	31.179
Real person shareholders	-	-	-	-
Indirect loans granted to shareholders	778.471	343.182	756.951	343.403
Loans granted to employees	25.880	-	18.818	-
Total	**804.351**	**363.958**	**775.769**	**374.582**

2. Information on the first and second group of loans and other receivables including loans that have been restructured or rescheduled:

Cash Loans	Standard Loans and Other Receivables		Loans and Other Receivables Under Administrative Follow-Up	
	Loans and other receivables	Restructured or Rescheduled	Loans and other receivables	Restructured or Rescheduled
Non-specialized loans	26.417.901	-	918.035	1.906
Discount notes	169.801	-	-	-
Export loans	1.740.738	-	31.650	-
Import loans	-	-	-	-
Loans given to financial sector	974.804	-	-	-
Foreign loans	436.702	-	-	-
Consumer loans	5.638.207	-	277.874	-
Credit cards	2.786.773	-	193.002	-
Precious metals loans	-	-	-	-
Other	14.670.876	-	415.509	1.906
Specialized lending	-	-	-	-
Other receivables	-	-	-	-
Total	**26.417.901**	-	**918.035**	**1.906**

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

3. Information on consumer loans, personnel credit cards, personnel loans and personnel credit cards:

	Short-term	Medium and long-term	Total	Interest and income accruals
Consumer loans-YTL	311.369	5.465.399	5.776.768	52.234
Real estate loans	648	2.790.779	2.791.427	20.025
Automotive loans	27.334	1.294.112	1.321.446	15.560
Consumer loans	160.013	1.380.508	1.540.521	16.649
Other	123.374	-	123.374	-
Consumer loans- Indexed to FC	2.128	122.782	124.910	586
Real estate loans	1.882	113.775	115.657	540
Automotive loans	212	6.956	7.168	32
Consumer loans	34	2.051	2.085	14
Other	-	-	-	-
Consumer loans-FC	-	-	-	-
Real estate loans	-	-	-	-
Automotive loans	-	-	-	-
Consumer loans	-	-	-	-
Other	-	-	-	-
Consumer Credit Cards YTL	2.681.444	285.398	2.966.842	47.623
With instalment	818.363	285.398	1.103.761	17.717
Without instalment	1.863.081	-	1.863.081	29.906
Consumer Credit Cards FC	1.456	-	1.456	10
With instalment	-	-	-	-
Without instalment	1.456	-	1.456	10
Personnel loans-YTL	2.326	11.521	13.847	148
Real estate loans	-	844	844	6
Automotive loans	5	1.350	1.355	12
Consumer loans	2.321	9.327	11.648	130
Other	-	-	-	-
Personnel loans- Indexed to FC	-	556	556	2
Real estate loans	-	504	504	2
Automotive loans	-	52	52	-
Consumer loans	-	-	-	-
Other	-	-	-	-
Personnel loans-FC	-	-	-	-
Real estate loans	-	-	-	-
Automotive loans	-	-	-	-
Consumer loans	-	-	-	-
Other	-	-	-	-
Personnel Credit Cards YTL	10.622	855	11.477	184
With instalment	4.021	855	4.876	78
Without instalment	6.601	-	6.601	106
Personnel Credit Cards FC	-	-	-	-
With instalment	-	-	-	-
Without instalment	-	-	-	-
Total Consumer Loans	**3.009.345**	**5.886.511**	**8.895.856**	**100.787**

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

4. Information on commercial instalment loans and corporate credit cards:

	Short-term	Medium and long-term	Total	Interest and income accruals
Commercial Instalment Loans-YTL	930.448	2.759.990	3.690.438	32.561
Business loans	205	511.833	512.038	3.642
Automotive loans	33.164	1.224.470	1.257.634	11.406
Consumer loans	475.599	955.613	1.431.212	14.939
Other	421.480	68.074	489.554	2.574
FC indexed commercial instalment loans	27.894	112.521	140.415	842
Business loans	93	27.623	27.716	222
Automotive loans	532	58.933	59.465	236
Consumer loans	11.406	8.878	20.284	193
Other	15.863	17.087	32.950	191
Commercial Instalment Loans-FC	2.390	10.451	12.841	53
Business loans	-	-	-	-
Automotive loans	-	5.154	5.154	-
Consumer loans	-	-	-	-
Other	2.390	5.297	7.687	53
Corporate Credit Cards YTL	52.490	-	52.490	843
With instalment	-	-	-	-
Without instalment	52.490	-	52.490	843
Corporate Credit Cards FC	-	-	-	-
With instalment	-	-	-	-
Without instalment	-	-	-	-
Total	**1.013.222**	**2.882.962**	**3.896.184**	**34.299**

5. Distribution of domestic and foreign loans: Loans are classified according to the locations of the customers.

	Current Period 30 September 2006	Prior Period 31 December 2005
Domestic loans	26.901.140	21.611.409
Foreign loans	436.702	494.740
Total	**27.337.842**	**22.106.149**

6. Loans granted to subsidiaries and investments:

	Current Period 30 September 2006	Prior Period 31 December 2005
Loans granted to subsidiaries and investments	150.991	115.621
Indirect Loans granted to subsidiaries and investments	-	-
Total	**150.991**	**115.621**

7. Specific provisions provided against loans:

Specific provisions	Current Period 30 September 2006	Prior Period 31 December 2005
Loans and receivables with limited collectibility	129.340	68.614
Loans and receivables with doubtful collectibility	70.112	53.757
Uncollectible loans and receivables	306.178	234.782
Total	**505.630**	**357.153**

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

8. Information on loans and other receivables included in loans under legal follow-up account (Net):

8(i). Information on loans and other receivables restructured or rescheduled and classified under legal follow-up accounts:

	III. Group	IV. Group	V. Group
	Loans and receivables with limited collectibility	Loans and receivables with doubtful collectibility	Uncollectible loans and receivables
Current Period 30 September 2006			
(Gross Amounts Before Provisions)	-	-	1.906
Restructured Loans and Other Receivables	-	-	-
Rescheduled Loans and Other Receivables	-	-	1.906
Prior Period: 31 December 2005			
(Gross Amounts Before Provisions)	-	-	7.346
Restructured Loans and Other Receivables	-	-	-
Rescheduled Loans and Other Receivables	-	-	7.346

8(ii). The movement of loans and other receivables under legal follow-up:

	III. Group	IV. Group	V. Group
	Loans and receivables with limited collectibility	Loans and receivables with doubtful collectibility	Uncollectible loans and receivables
Prior period end balance: 31 December 2005	68.614	53.757	234.782
Additions (+)	306.983	5.185	3.912
Transfers from other categories of loans under follow-up (+)	-	204.052	167.626
Transfers to other categories of loans under follow-up (-)	204.052	167.626	-
Collections (-)	41.964	25.145	60.710
Write-offs (-)	241	111	39.432
Current period end balance	129.340	70.112	306.178
Specific provisions (-)	129.340	70.112	306.178
Net balance on balance sheet date	-	-	-

8(iii). Information on foreign currency loans and other receivables under follow-up:

	III. Group	IV. Group	V. Group
	Loans and receivables with limited collectibility	Loans and receivables with doubtful collectibility	Uncollectible loans and receivables
Current Period 30 September 2006			
Current period end balance	6.593	1.976	18.427
Specific provisions (-)	6.593	1.976	18.427
Net balance on balance sheet date	-	-	-
Prior Period: 31 December 2005			
Current period end balance	2.593	168	18.200
Specific provisions (-)	2.593	168	18.200
Net balance on balance sheet date	-	-	-

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

9. The policy followed for the collection of uncollectible loans and other receivables:

   The aim is to liquidate uncollectible loans and other receivables through the collection of collateral and legal procedures.

e. Information on investment securities held-to-maturity (Net):

1. Information on investment securities held-to-maturity:

	Current Period 30 September 2006	Prior Period 31 December 2005
Debt securities	-	322.382
Quoted in a stock exchange	-	-
Not quoted (*)	-	322.382
Impairment provision (-)	-	-
Total	-	**322.382**

(*)Not traded on the balance sheet date, although quoted on the stock exchange.

2. The movement of investment securities held-to-maturity:

	Current Period 30 September 2006	Prior Period 31 December 2005
Beginning balance	322.382	322.382
Monetary loss	-	-
Purchases during year	-	-
Disposals through sales and redemptions	(322.382)	-
Impairment provision (-)	-	-
Period End Balance	-	**322.382**

3(i). Information on accounts in which investment securities held-to-maturity are recorded:

Held-to-maturity securities	Current Period – 30 September 2006				Prior Period - 31 December 2005			
	Historical Cost		Valuation		Historical Cost		Valuation	
	YTL	FC	YTL	FC	YTL	FC	YTL	FC
Given as collateral or blocked	-	-	-	-	322.382	-	486.493	-
Subject to repurchase transactions	-	-	-	-	-	-	-	-
Held for structural position	-	-	-	-	-	-	-	-
Receivables from securities lending	-	-	-	-	-	-	-	-
Collaterals on securities lending	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Total	-	-	-	-	**322.382**	-	**486.493**	-

3(ii). Main features of investment securities held-to-maturity given as collateral or blocked:

All the investment securities held-to-maturity given as collateral are composed of foreign currency indexed government bonds.

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

Investment securities held-to-maturity given as collateral or blocked:

	Current Period 30 September 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Treasury Bills	-	-	-	-
Bonds and similar investment securities	-	-	322.382	-
Other	-	-	-	-
Total	-	-	**322.382**	-

3(iii). Investment securities held-to-maturity subject to repurchase transactions: None.

3(iv). Investment securities held-to-maturity held for structural position:

None.

f. Information on investments in associates (Net):

1. General information about investments in associates:

Title	Address (City / Country)	Bank's share percentage-If different voting percentage(%)	Bank's risk group share percentage (%)
Ak Yatırım Ortaklığı A.Ş.	Istanbul/Turkey	45,60	45,60

2. Main financial figures of the investments, in the order of the above table:

The financial figures are obtained from the financial statements dated 30 June 2006 of the related companies.

Total Assets	Shareholder's equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit / Loss	Prior Period Profit / Loss	Fair Value
46.327	45.184	8	435	1.064	(3.675)	2.431	13.247

3. Method used for accounting of investments in associates: Disclosed in Note II of Section Three.

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

4. The movement schedule of investment in associates:

	Current Period 30 September 2006	Prior Period 31 December 2005
Balance at the beginning of the period	19.268	187.436
Movements during the period		
Purchases	-	-
Free shares obtained	-	-
Dividends from current year income	-	-
Sales / Liquidations (*)	(36)	(170.143)
Revaluation increase	-	-
Value increase / (decrease)	(5.985)	8.356
Currency translation differences arising from foreign investments in associates	-	(6.381)
Balance at the end of the period	13.247	19.268
Capital commitments	-	-
Share percentage at the end of the period (%)	-	-

(*) The amount stated as "Sales" as of 31 December 2005 originates from the purchase of shares of Ak Uluslararası Bankası A.Ş. and Sabancı Bank plc; thus the share of the Bank in these investments increased and accordingly the transfer of these companies from the investments in associates portfolio to the subsidiaries portfolio. The amount shown by 30 September 2006 arises from the sale of 0,11% share of Ak Yatırım Ortaklığı A.Ş. as at 3 January 2006.

5. Valuation of investments in associates:

	Current Period 30 September 2006	Prior Period 31 December 2005
Valuation with cost	-	-
Valuation with fair value	13.247	19.268
Valuation with equity method	-	-

6. Information on sectors and the related amounts of the financial associates:

Associates	Current Period 30 September 2006	Prior Period 31 December 2005
Banks	-	-
Insurance companies	-	-
Factoring companies	-	-
Leasing companies	-	-
Finance companies	-	-
Other financial investments in associates	13.247	19.268

7. Associates quoted on a stock exchange:

	Current Period 30 September 2006	Prior Period 31 December 2005
Quoted to domestic stock exchanges	13.247	19.268
Quoted to foreign stock exchanges	-	-

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

8. Information on associates sold in the current period:

Title	Sale Price	Market Value at Sale Date	Cash / Instalment Info
Ak Yatırım Ortaklığı A.Ş. (*)	49	49	Cash

(*) The Bank has sold it's 0,11% share of Ak Yatırım Ortaklığı A.Ş. amounting YTL49 as at 3 January 2006.

9. Associates purchased in the current period: None.

g. Information on subsidiaries (Net):

1. Information on subsidiaries:

Title	Address (City / Country)	Bank's share percentage-If different voting percentage(%)	Bank's risk group share percentage (%)
Ak Leasing	İstanbul/Turkey	99,99	100,00
Ak Portföy Yönetimi A.Ş.	İstanbul/Turkey	99,99	99,99
Ak Yatırım Menkul Değerler A.Ş.	İstanbul/Turkey	99,80	100.00
Akbank N.V.	Rotterdam/Netherlands	100,00	100,00
Sabancı Bank plc.	London/England	65,00	100.00
Akbank AG	Frankfurt/Germany	100,00	100,00
Ak Global Funding B.V.	Rotterdam/Netherlands	100,00	100,00

2. Main financial figures of subsidiaries, in the order of the above table:

The financial figures shown below have been obtained from the financial statements dated 30 September 2006 for Akbank AG and dated 30 June 2006 for the others.

Total Assets	Shareholders' equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit / Loss	Prior Period Profit / Loss	Fair Value (*)
477.333	124.963	222	21.340	1.433	9.403	10.841	121.088
10.528	9.918	333	812	172	4.650	3.566	3.592
274.348	85.250	23.955	14.630	4.530	11.805	5.106	81.360
1.331.325	146.920	1.903	25.797	16.637	2.863	2.222	143.453
1.301.478	287.181	1.092	35.012	12.599	5.011	8.476	196.260
1.790.079	397.998	1.080	57.733	3.857	14.676	-	382.540
-	-	-	-	-	-	-	34

Operations of Ak Global Funding B.V. has not commenced yet and the Bank's investment in this firm is immaterial.

(*) No subsidiary is quoted on the stock exchange. Their fair values are the acquisition costs after the for provision impairment, if any, and they are equal to the amounts carried in the financial statements.

3. Accounting method used for the valuation of subsidiaries: Disclosed in Note II of Section Three.

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

4. The movement schedule of subsidiaries :

	Current Period 30 September 2006	Prior Period 31 December 2005
Balance at the beginning of the period	455.989	205.253
Movements during the period		
Purchases(*)	369.372	445.714
Free shares and contributions to capital (**)	63.172	-
Dividends from current year income	-	-
Sales Liquidations(***)	(26.922)	(175.563)
Revaluation increase	-	-
Impairment provision	-	-
Currency translation differences arising from foreign investments	66.716	(19.415)
Balance at the end of the period	928.327	455.989
Capital commitments	-	-
Share percentage at the end of the period (%)	-	-

(*) The amount stated as "Purchases" as of 31 December 2005 comes from the purchase of shares of Ak Uluslararası Bankası A.Ş. and Sabancı Bank plc. The shares of the Bank in these investments increased and accordingly these companies have been transferred from the investments in associates portfolio to the subsidiary portfolio. As explained in Section One Note V-i the amount shown as of 30 September 2006 represents the conversion of Frankfurt Branch to %100 investment as of 1 September 2006 with the name of Akbank AG with a cost of YTL369.280 and from the purchase of Zugspitze 70.VV AG amounting YTL92.

(**) The amount shown in "free share and contributions to capital" line as of 30 September 2006 derives from the capital increase of Ak Finansal Kiralama A.Ş. as of 28 April 2006 amounting YTL23,097 and from the addition into the paid-in capital of Akbank N.V. the subordinated loan provided to Akbank N.V. amounting 25 million Euro as at 13 April 2006.

(***) The amount of 26.820 shown in "Sales/Liquidations" line is the amount arised from the sale of 73,41% Ak Emeklilik A.Ş.'s shares to Aksigorta A.Ş. as at 10 March 2006. As of 31 December 2005, amount stated in the "Sales / Liquidations" line presents the amount liquidated due to the merger with of Ak Uluslararası Bankası A.Ş.

5. Information on sectors and the related amounts of the financial subsidiaries.

Subsidiaries	Current Period 30 September 2006	Prior Period 31 December 2005
Banks	722.253	246.197
Insurance companies	-	26.820
Factoring companies	-	-
Leasing companies	121.088	97.991
Finance companies	-	-
Other financial subsidiaries	84.986	84.981

6. Valuation of subsidiaries:

	Current Period 30 September 2006	Prior Period 31 December 2005
Valuation with cost (*)	928.327	455.989
Valuation with fair value	-	-
Valuation with equity method	-	-

(*) Shows initial cost amounts with deducted for provision impairment, if any, that are presented in the financial statements.

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

7. Subsidiaries quoted on a stock exchange: None.

8. Information on subsidiaries sold in the current period:

Title	Sale Price	Market or Stock Exchange Value at Sale Date (**)	Cash / Instalment Info
Ak Emeklilik A.Ş. (*)	125.000	125.000	Cash

(*) The Bank has sold 73,41% shares of Ak Emeklilik A.Ş. to Aksigorta A.Ş. amounting YTL125.000. The gain raised from this sale amounting YTL98.180 has been recorded in "Gain on sale of subsidiaries and investments in associates to be added to equity" account.

(**) This value represents the fair value according to the report prepared by an independent firm at the sale date.

9. Subsidiaries purchased in the current period:

Title	Purchase Price	Market or Stock Exchange Value at Sale Date	Cash / Instalment Info
Zugspitze 70.VV AG (*)	92	92	Cash
Akbank A.G. (**)	369.280	369.280	Asset capital

(*) The Bank purchased all shares of Zugspitze 70.VV AG, a company based in Germany within the conversion transaction of Frankfurt Branch into an AG status company as of 27 April 2006.

(**) As of 1 September 2006, Frankfurt Branch became the %100 investment of the Bank and named Akbank AG.

h. Information on finance lease receivables (Net): None.

i. Information on accrued interest and income receivables:

1. Information on accrued interest and income receivables on loans:

	Current Period 30 September 2006		Prior Period 31 December 2005	
Accrued interest and income receivables on loans	YTL	FC	YTL	FC
Interest receivables	104.301	2.998	53.113	1.375
Interest accruals	233.137	134.992	128.274	75.912
Loan commissions and other income receivables	-	-	-	-
Loan commissions and other income accruals	1.363	536	634	277
Total	**338.801**	**138.526**	**182.021**	**77.564**

2. Information on other accrued interest and income receivables on loans:

	Current Period 30 September 2006		Prior Period 31 December 2005	
Other accrued interest and income	YTL	FC	YTL	FC
Trading securities	2.108	193.937	1.541	142.106
Available-for-sale securities	490.894	74.589	1.510.030	57.596
Held-to-maturity securities	-	-	164.111	-
Interest accruals of reverse repo transactions	-	-	-	-
Interest accruals of reserve deposits	40.580	5.352	26.850	3.210
Accrued interest on financial derivative instruments	4.732	34.952	265	992
Interest and income accruals	1.851	675	186	992
Income accrual of foreign exchange gains	2.881	34.277	79	-
Income accrual of factoring receivables	-	-	-	-
Other	54	3.127	719	3.288
Total	**538.368**	**311.957**	**1.703.516**	**207.192**

j. Information on deferred tax asset

As of 30 September 2006, the Bank has no "deferred tax assets".

There are no carry forward tax losses that can be used as deductions for the tax calculation for the Bank. Deferred tax assets and liabilities which are accounted for the temporary differences arising between applicable accounting policies and valuation principles and tax legislation are netted-off and accounted under deferred tax asset as YTL24.178.

k. Information related with other assets:

Other assets amount to YTL149.078 (31 December 2005: YTL54.944) on the balance sheet and do not exceed 10% of the total assets excluding the off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

II. INFORMATION AND DISCLOSURES RELATED TO LIABILITIES

a. Information on deposits

1. Information on maturity structure of the deposits:

1(i). Current period – 30 September 2006

	Demand	With 7 Days Notification	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 Month – 1 Year	1 Year and Over
Saving deposits	1.193.533	-	2.082.786	9.387.040	1.246.375	178.743	109.520
Foreign currency deposits	2.288.571	-	1.332.258	8.031.367	1.733.015	861.881	482.780
Residents in Turkey	2.255.071	-	1.315.342	7.982.266	1.676.740	825.830	286.126
Residents abroad	33.500	-	16.916	49.101	56.275	36.051	196.654
Public sector deposits	51.988	-	1.301	1.334	230	134	116
Commercial deposits	1.456.753	-	496.421	1.712.260	158.891	3.611	9.149
Other institutions deposits	623.217	-	73.172	427.504	170.274	244.422	36.367
Gold vault	-	-	-	-	-	-	-
Bank deposits	109.179	-	46.539	971.086	171.098	2.842	2.517
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic banks	1.149	-	39.670	37.750	5.000	1.000	-
Foreign banks	21.324	-	6.869	933.336	166.098	1.842	2.517
Special finance houses	86.706	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	**5.723.241**	-	**4.032.477**	**20.530.591**	**3.479.883**	**1.291.633**	**640.449**

1(ii). Prior Period-31 December 2005

	Demand	With 7 Days Notification	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 Month – 1 Year	1 Year and Over
Saving deposits	1.053.096	-	1.106.012	5.315.626	2.867.657	182.688	200.070
Foreign currency deposits	2.177.449	-	1.096.469	5.985.392	2.227.081	565.160	467.264
Residents in Turkey	2.138.430	-	919.942	5.550.700	1.806.081	458.580	220.709
Residents abroad	39.019	-	176.527	434.692	421.000	106.580	246.555
Public sector deposits	22.037	-	358	743	127	114	104
Commercial deposits	1.278.096	-	341.270	1.725.887	577.330	10.063	11.543
Other institutions deposits	580.137	-	123.059	383.765	176.616	130.592	202.972
Gold vault	-	-	-	-	-	-	-
Bank deposits	99.761	-	819.802	960.574	752.563	8.500	1.000
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic banks	534	-	814.734	-	-	8.500	1.000
Foreign banks	21.483	-	5.068	960.574	752.563	-	-
Special finance houses	77.744	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	**5.210.576**	-	**3.486.970**	**14.371.987**	**6.601.374**	**897.117**	**882.953**

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

2. Information on the guarantee of Saving Deposits Insurance Fund:

2(i). Information on saving deposits under the guarantee of the saving deposits insurance fund and amounts exceeding the limit of the deposit insurance fund:

Saving deposits	Exceeding the limit of deposit insurance		Exceeding the limit of deposit insurance	
	Current Period 30 September 2006	Prior Period 31 December 2005	Current Period 30 September 2006	Prior Period 31 December 2005
Saving deposits	6.089.610	4.901.960	8.107.225	5.804.872
Foreign currency saving deposits	4.578.800	4.263.603	7.052.935	5.073.928
Other deposits in the form of saving deposits	-	-	-	-
Foreign branches' deposits under foreign authorities' insurance	-	7.381	-	-
Off-shore banking regions' deposits under foreign authorities' insurance	-	-	-	-

2(ii). Saving deposits which are not under the guarantee of deposit insurance fund:

	Current Period 30 September 2006	Prior Period 31 December 2005
Foreign branches' saving deposits	-	-
Off-shore banking regions' saving deposits	1.162	22.442

Saving deposits in the foreign branches are not under the guarantee of the saving deposits insurance fund; they are guaranteed according to their local legal requirements.

b. Information on funds provided from repurchase agreement transactions:

	Current Period 30 September 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
From domestic transactions	3.544.854	-	5.139.994	-
Financial institutions and organisations	2.990.000	-	4.352.001	-
Other institutions and organisations	222.250	-	655.959	-
Real persons	332.604	-	132.034	-
From foreign transactions	28	-	62	247.974
Financial institutions and organisations	-	-	4	247.974
Other institutions and organisations	-	-	-	-
Real persons	28	-	58	-
Total	**3.544.882**	-	**5.140.056**	**247.974**

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

c. Information on borrowings:

	Current Period 30 September 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Short-term	115.987	3.839.755	79.742	4.439.149
Medium and long-term	-	4.537.080	-	2.763.749
Total	**115.987**	**8.376.835**	**79.742**	**7.202.898**

The liabilities providing the funding sources of the Bank are deposits and borrowings. Deposits are the most important funding source of the Bank and diversification of these deposits by number and type of depositors with a stable structure does not create any risk concentration. The borrowings are composed of funds such as syndicated and securitized borrowings, money market and post finance which are obtained from different financial institutions with different maturity-interest structures and characteristics. There is no risk concentration in any of the funding sources of the Bank.

d. Information on marketable securities issued: None.

e. Information on funds: None.

f. Information on miscellaneous payables:

	Current Period 30 September 2006	Prior Period 31 December 2005
Total amount of cash collateral obtained	1.902	1.505

The cash collaterals obtained are related with loans given.

g. Other liabilities:

Other liabilities amount to YTL239.351 (31 December 2005: YTL178.240) and do not exceed 10% of the total liabilities excluding off-balance sheet commitments.

h. Information on financial leasing:

Liabilities incurred due to financial leasing agreements:

	Current Period 30 September 2006		Prior Period 31 December 2005	
	Gross	Net	Gross	Net
Less Than 1 Year	7.250	5.562	898	863
Between 1-4 Years	18.098	15.998	-	-
More Than 4 Years	-	-	-	-
Total	**25.348**	**21.560**	**898**	**863**

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

i. Information on accrued interest and expenses payable:

	Current Period 30 September 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Accrued interest on deposits	217.656	55.813	241.238	42.754
Accrued interest on borrowings	5.270	47.735	3.738	43.495
Accrued interest on bonds	-	-	-	-
Accrued interest on repurchase agreement transactions	3.652	-	4.866	3.139
Accrued interest on financial derivative instruments	7.218	38.383	599	46.755
Accrued interest and expense	17	1.404	-	12.838
Foreign exchange losses accrued	7.201	36.979	599	33.917
Accrued interest on factoring payables	-	-	-	-
Other interest and expense accruals	86.566	5.458	91.110	17.749
Total	**320.362**	**147.389**	**341.551**	**153.892**

j. Information on general provisions and subordinated loans:

1. Information on general provisions:

	Current Period 30 September 2006	Prior Period 31 December 2005
General Provisions	153.409	124.809
Provisions for first group loans and receivables	124.999	101.110
Provisions for second group loans and receivables	4.600	2.343
Provisions for non cash loans	10.480	9.736
Other	13.330	11.620

2. Information on exchange rate difference provisions on foreign currency indexed loans:

   Foreign currency indexed loans exchange rate difference as at 30 September 2006 is YTL436 (31 December 2005: -YTL).

3. Specific provisions on non funded and non-transformed into cash non-cash loans:

   Non-funded and non-transformed into cash non-cash loans as at 30 September 2006 amounts to YTL18.152 (31 December 2005: YTL10.144).

4. Information on other provisions:

   4(i). Information on provisions for probable risks:

   The Bank has provisions calculated on the basis of statistical analysis for consumer loans in the "Other Provisions" account.

	Current Period 30 September 2006	Prior Period 31 December 2005
Provisions for probable risks	47.415	47.415

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

4(ii). Information on banking services promotion provisions:

The Bank has provisions on credit cards and banking services promotion applications amounting to YTL69.355 (31 December 2005: YTL27.115).

5. Information on subordinated loans:

	Current Period 30 September 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
From domestic banks	-	-	-	-
From other domestic institutions	-	-	-	-
From foreign banks	-	-	-	-
From other foreign institutions	-	-	-	4.159
Total	-	-	-	**4.159**

k. Information on Shareholders' Equity:

1. Presentation of paid-in capital:

	Current Period 30 September 2006	Prior Period 31 December 2005
Common Stock	2.200.000	1.800.005
Preferred Stock	-	-

2. Amount of paid-in-capital, explanation about whether the registered share capital system is used, if so, the amount of registered share capital (nominal values, inflation unadjusted balances):

Capital System	Paid-in capital	Ceiling
Registered share capital	2.200.000	2.500.000

3. Information on share capital increases and their sources; other information on increased capital shares in current period (nominal values, inflation unadjusted balances)

Date of capital increase	Amount of capital increase	Cash	Reserves	Revaluation Fund
29 May 2006	399.995	-	399.995	-

4. Information on share capital increases from revaluation funds during the current period:

In total YTL117.516 profit from sale of investment in subsidiary and investment in associate added to the capital.

5. Information on capital commitments, the purpose and the sources until the end of the fiscal year and the subsequent interim period:

The Bank has no capital commitments in the mentioned periods.

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

6. The effects of anticipations based on the financial figures for prior periods regarding the Bank's income, profitability and liquidity, and the anticipations regarding the uncertainty of these indicators on the shareholders' equity:

   The Bank has been continuing its operations with high profitability and has been retaining most of its net profit in the equity, either by increasing its capital or transferring it into reserves. On the other hand, only a small part of the equity is allocated to associates and subsidiaries and fixed assets, thus giving a chance for a considerably high free capital which provides funds for liquid and high interest bearing assets. Considering all these factors, the Bank's shareholders' equity is getting steadily stronger.

7. Information on privileges given to shares representing the capital: None.

l. Common stock issue premiums, shares and equity instruments:

	Current Period 30 September 2006	Prior Period 31 December 2005
Number of shares (thousand)	220.000.000	180.000.454
Preferred stock	-	-
Common stock issue premium	-	-
Common stock cancelling profit	-	-
Other equity instruments	-	-
Total common stock issue	220.000.000	180.000.454

m. Information on shareholders having 10% and above share percentage:

Name/Commercial Title	Share Amounts (Nominal)	Share Percentages	Paid-in Capital	Unpaid Portion
Hacı Ömer Sabancı Holding A.Ş.	753.107	% 34,23	753.107	-

n. Information related to inflationary adjustment differences on shareholders' equity:

As at 28 April 2005 and 21 April 2005 with decision number 1623 announced by BRSA, inflation accounting applicable for the banking sector has been terminated as at 1 January 2005.

According to this decree, "Inflationary adjustment difference on paid-in capital" amounting YTL2.401.893 which was accumulated until 31 December 2004 is transferred to "Other Capital Reserves" account. Inflationary correction differences related to other equity items are shown in the respective accounts.

o. Information on purchases of founder's and usufruct shares:

Due to the fact that the existence of 2538 founder's shares and usufruct shares distributed in accordance with article 9F of the Bank's Article's of Association, which reserves the right to receive 10% of the distributable profit of the Bank without any right to vote, conflicts with contemporary corporate governance, and generates pressure on the shares of the Bank; it was resolved in the Shareholders' Extraordinary Meeting, and Founder's and Usufruct Shareholders' Committee which convened on 23 June 2005, to sell the shares at a price of YTL403.248 per share. The total payment in the amount of YTL1.023.443 to the founder and usufruct shares was allotted from the extraordinary reserves. As of the preparation date of the financial statements dated 30 September 2006, the founder's and bonus shareholders sold part of the related shares in the amount of YTL1.020.620; the remaining YTL2.823 has been booked under other liabilities to be paid on demand of the founder's and bonus shareholders.

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

III. INFORMATION AND DISCLOSURES RELATED TO INCOME STATEMENT

a. Information on interest income:

1. Information on interest income received from associates and subsidiaries:

	Current Period 30 September 2006	Prior Period 30 September 2005
Interests received from associates and subsidiaries	6.436	1.305

2. Information on financial leasing income: None.

3. Interest received from reverse repurchase agreement transactions: None.

b. Information on interest expense:

1. Information on interest expense given to associates and subsidiaries:

	Current Period 30 September 2006	Prior Period 30 September 2005
Interest paid to investment in associates and subsidiaries	3.717	611

2. Information on financial leasing expense:

	Current Period 30 September 2006	Prior Period 30 September 2005
Financial leasing expenses	355	227

3. Maturity structure of the interest expense on deposits:

Account Name	Demand Deposits	Time Deposit					Total
		Up to 1 Month	Up to 3 Month	Up to 6 Month	Up to 1 Year	More than 1 Year	
YTL							
Bank deposits	2.094	67.202	6.849	8.490	109	-	84.744
Saving deposits	2.688	264.721	972.780	86.474	19.008	21.545	1.367.216
Public sector deposits	572	52	121	15	3	2	765
Commercial deposit	50	112.047	199.479	8.408	605	944	321.533
Other deposits	3.978	12.667	60.739	10.112	26.072	10.628	124.196
Deposits with 7 days notification	-	-	-	-	-	-	-
Gold vault	-	-	-	-	-	-	-
Total	9.382	456.689	1.239.968	113.499	45.797	33.119	1.898.454
FC							
Foreign currency deposits	3.194	28.037	206.149	60.438	26.787	12.184	336.789
Bank deposits	5.909	1.627	18.014	7.254	92	126	33.022
Deposits with 7 days notification	-	-	-	-	-	-	-
Gold vault	-	-	-	-	-	-	-
Total	9.103	29.664	224.163	67.692	26.879	12.310	369.811
Total	**18.485**	**486.353**	**1.464.131**	**181.191**	**72.676**	**45.429**	**2.268.265**

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

4. Interest given to repurchase agreement transactions:

	Current Period 31 September 2006		Prior Period 30 September 2005	
	YTL	FC	YTL	FC
Interests given to repurchase agreement transactions	275.046	2.593	267.404	7.005

Interest given to repurchase agreement transactions are included in the "interest expense on money market transactions" account in the income statement.

c. Information related with other operating income:

There are no extraordinary items included in other operating income.

d. Provision expense related to loans and other receivables of the Bank:

	Current Period 30 September 2006	Prior Period 30 September 2005
Specific provisions for loans and other receivables	262.632	222.790
Group III. loans and receivables	253.535	216.647
Group IV. loans and receivables	5.185	3.802
Group V. loans and receivables	3.912	2.341
General provision expenses	28.600	34.099
Possible risks provision expenses	-	-
Foreign exchange losses from foreign currency indexed loans	-	-
Marketable securities impairment expense	-	-
Trading securities	-	-
Available for sale securities	-	-
Impairment provision expense	-	-
Associates	-	-
Subsidiaries	-	-
Joint ventures	-	-
Held-to-maturity securities	-	-
Other	-	176
Total	**291.232**	**257.065**

e. The profit and loss from associates and subsidiaries:

1. The profit and loss from associates and subsidiaries:

	Current Period (*) 30 September 2006	Prior Period (*) 30 September 2005
Income and loss from subsidiaries (+/-)	74.986	25.879
Income and loss from associates (+/-)	-	20.468

(*) Discloses the dividend income received from associates and subsidiaries.

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

2. The Bank's share in profit or loss from subsidiaries and associates that are accounted for using the equity method of accounting:

   Equity method is not used in any of the subsidiaries and associates mentioned in the unconsolidated financial statements.

3. Information on income and expense related with transactions made with real or legal persons within the same risk group as the Bank:

   Related information is disclosed in the Note VI "Information and disclosures related to the Bank's risk group".

f. Information on Tax Provision

1. Information on calculated current tax income or expense and deferred tax income or expense:

   As at 30 September 2006, Bank has current tax expense of YTL323.595 and deferred tax income of YTL61.372.

2. Information on deferred tax income or expense arising from the temporary differences that have occurred or have been closed:

   The amount of deferred tax income occurred due to the temporary differences is YTL13.814 and deferred tax expense is YTL79. The amount of net deferred tax income occurred due to the deferred tax expense closing differences amounting YTL2.823 and deferred tax income of closing differences amounting to YTL50.460 is YTL61.372.

3. Information on reflection of temporary difference, financial loss, diminution of tax and exceptions on income statement: None.

g. Information on net income or loss for the period:

Other operational expenses

According to the "Uniform Chart of Accounts", the foreign exchange gains an the foreign currency indexed securities are recorded to the "Other Interest income" account instead of the "Foreign exchange gains" account. However, in a case where the year-end foreign exchange rates are below the rates at the beginning of the year, foreign exchange losses from securities are deducted from the foreign exchange gains accounted to the "other operating income" during the year, and then the remainder is accounted as "Other operational expenses."

Thus, approximately YTL74.000, essentially a foreign exchange gain, has been booked as "Other operating income". Excluding this gain booked in "other operating income" account, the Bank's "Other operating income" would be YTL188.868 and "Net Foreign Exchange Loss" would be YTL7.631 approximately.

As of 30 September 2005, approximately YTL26.324, essentially a foreign exchange loss, has been booked as "Other operational expense". Excluding this loss booked in "Other operating" account, the Bank's "Total operational expenses" would be YTL873.732 and "Net Foreign Exchange Gains" would be approximately YTL8.693.

h. Information on any change in the accounting estimates concerning the current period or consequent periods: None.

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

IV. INFORMATION AND DISCLOSURES RELATED TO OFF-BALANCE SHEET ACCOUNTS

a. Information on contingent liabilities:

1. Contingent liabilities related to joint ventures:

   None.

2. The accounting of contingent liabilities and assets is as follows:

   For the contingent assets: the asset is recorded in the financial statements if the probability of occurrence for the condition is near certain; the asset is explained in the notes if the probability of occurrence is high. For the contingent liabilities: if the probability of occurrence for the contingent liability is high and can be reliably measured, a provision is calculated and reflected in the financial statements. If the probability cannot be reliably measured, the commitment is explained in the notes. If the management does not expect any material loss as a result of these transactions or if the expected loss is very small, it is also explained in the notes. Accordingly, the Bank has identified certain legal proceedings outstanding against the Bank as contingent liabilities and as at 30 September 2006 has booked a provision in the amount of YTL7.047 (31 December 2005: YTL7.867).

b. Information on off-balance sheet commitments:

Type and amount of irrevocable commitments: YTL133.473 asset purchase commitments (31 December 2005: YTL18.567), YTL5.266.988 commitment for credit card limits (31 December 2005: YTL4.798.983), YTL1.565.236 and YTL1.532.869, commitments for cheques (31 December 2005: 1.390.545).

1. Type and amount of probable losses and obligations arising from off-balance sheet items:

   The Bank has no probable losses arising from off-balance sheet items. Obligations arising from the off-balance sheet are disclosed in "Off-balance sheet commitments".

1(i). Non-cash loans including guarantees, bank acceptances, collaterals and other that are accepted as financial commitments:

	Current Period 30 September 2006	Prior Period 31 December 2005
Bank Acceptances	64.137	49.403
Letters of Credit	796.890	856.224
Other Commitments and Contingencies	59.611	44.425
Total	**920.638**	**950.052**

1(ii). Revocable, irrevocable guarantees and other similar commitments and contingencies:

	Current Period 30 September 2006	Prior Period 31 December 2006
Revocable letters of guarantee	166.952	127.070
Irrevocable letters of guarantee	1.989.569	1.981.023
Letters of guarantee given in advance	171.229	230.978
Guarantees given to customs	155.417	181.996
Other letters of guarantee	107.132	77.084
Total	**2.590.299**	**2.598.151**

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

c. Total amount of non-cash loans:

1. Total amount of non-cash loans:

	Current Period 30 September 2006	Prior Period 31 December 2005
Guarantees given against cash loans	62.060	81.361
With maturity of 1 year or less than 1 year	48.809	67.116
With maturity of more than 1 year	13.251	14.245
Other non-cash loans	3.448.877	3.466.842
Total	**3.510.937**	**3.548.203**

2. Pledges, mortgages and other restrictions, if any, on property and equipment; expenditure on property and equipment during construction, commitments for the purchase of property and equipment:

   There are no pledges, mortgages and other restrictions on property and equipment and there are no commitments for the purchase of property and equipment.

d. Brief information on ratings carried out by international rating firms:

At 17 August 2006 Fitch Ratings upgraded Akbank's Long-term Foreign Currency Rating from BB- to BB. Fitch Ratings stated that Akbank received a rating that is two points higher than the National Rating

At 20 December 2005, Moody's upgraded the Akbank's Long Term Foreign Currency Deposit Rating from B2 to B1 and Turkish Lira Long-term Deposit Rating from Baa2 to A3.

The recent ratings are as follows:

FITCH RATINGS

	Rating	**Outlook**
Foreign Currency Ratings		
Long-Term	BB-	Positive
Short-term	B	
Turkish Lira Ratings		
Long-Term	BB+	Positive
Short-term	B	
National Rating		
Long-Term	AA (tur)	Stable
Individual Rating	C	
Support Rating	4	

MOODY'S RATINGS

	Rating	**Outlook**
Financial Strength Rating	D+	Positive
Long-Term Foreign Currency Deposit Rating	B1	Stable
Short-Term Foreign Currency Deposit Rating	Not Prime	Stable
Long-Term Domestic Currency Deposit Rating	A3	Stable
Short-Term Domestic Currency Deposit Rating	Prime-2	Stable

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

V. INFORMATION AND DISCLOSURES RELATED TO STATEMENT OF CASH FLOWS

a. Information on cash and cash equivalents:

1. Items included in cash and cash equivalents and the accounting policy used to determine these items:

   Cash, cash in transit, cheques from other banks and foreign currency and demand deposits in the banks including the Central Bank of Turkey are described as "Cash". Interbank money market placements and time deposits in the banks with original maturity of less than three months are described as "Cash equivalents".

2. The effect of any change in the accounting policy: None.

3. Reconciliation between the totals of cash and cash equivalents in the balance sheet and in the cash flow table given below:

   3(i). Cash and cash equivalents at the beginning of the period:

	Current Period 30 September 2006	Prior Period 30 September 2005
Cash	**1.036.332**	**379.715**
Cash and foreign currency and other	396.191	268.481
Demand deposits in banks	640.141	111.234
Cash equivalents	**1.789.150**	**1.537.214**
Interbank money market placements	400.000	429.665
Time deposits in banks	1.389.150	1.107.549
Total cash and cash equivalents	**2.825.482**	**1.916.929**

The total value reached as a result of transactions in the prior period is the total value of cash and cash equivalents for the beginning of the current period.

3(ii). Cash and cash equivalents at the end of period:

	Current Period 30 September 2006	Prior Period 30 September 2005
Cash	**1.227.261**	**949.952**
Cash and foreign currency and other	410.347	337.671
Demand deposits in banks	816.914	612.281
Cash equivalents	**1.227.933**	**1.472.481**
Interbank money market placements	-	74.196
Time deposits in banks	1.227.933	1.398.285
Total cash and cash equivalents	**2.455.194**	**2.422.433**

b. Information on cash and cash equivalent assets of the Bank that are not available for free use due to legal restrictions or other reasons:

Related with the securitization loans obtained from abroad, demand and time deposits up to three months amounting to YTL31.427 is not available for free use (31 December 2005: YTL15.586).

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

VI. INFORMATION AND DISCLOSURES RELATED TO BANK'S RISK GROUP

a. Information on the volume of transaction relating to the bank's risk group, incomplete loan and deposit transactions and income and loss of the period:

1. Current period – 30 September 2006

Bank's risk group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and other receivables						
Balance at the beginning of the period	115.621	119.306	756.951	374.582	31.102	7.274
Balance at the end of the period	150.991	52.707	778.471	363.958	53.373	3.711
Interest and commission income received	6.436	20	65.123	10.607	4.118	13

(*) Defined in the 20th article of the "Regulation on the Establishment and Operations of Banks" Note 2.

The counterparty basis breakdown of cash loans granted to related parties is presented in the table below. As can be observed from the table, a significant portion of the related party loans are granted to joint ventures with foreign partners. Companies with foreign partners and shares in foreign partnerships are also disclosed in the table.

Related Party Name	Loan Amount 30 September 2006	Loan Amount 31 December 2006	Major foreign partner, if any	% of foreign ownership, if any
Carrefour Sabancı Tic. Merkezi A.Ş.	-	2.880	Carrefour	58
Gross	120.800	139.476		
Less: Blocked deposit collateralized	(120.800)	(136.596)		
Advansa B.V.	181.450	144.875	-	-
Ak Finansal Kiralama A.Ş.	150.991	74.575	-	-
Çimsa Çimento San. A.Ş.	120.800	110.000	Heidelberg Cement	4
Gıdasa Sabancı Gıda San. Ve Tic. A.Ş.	91.118	98.991	-	-
Advansa Sasa Polyester San. A.Ş.	76.255	65.017	-	-
Temsa San. Tic. A.Ş.	54.788	61.628	-	-
Universal Trading Ltd.	37.869	24.411	-	-
Toyotosa Toyota Pazarlama	31.458	5.911	Toyota Motor, Mitsui Co.	35
Yünsa Yünlü San. ve Tic. A.Ş.	30.592	39.274	-	-
Enerjisa Enerji Üretim A.Ş.	28.877	116	Heidelberg Cement, Bridgestone Co., Bekaert	4
Sabancı Industrial Nylon Yarn and Tire Cord FabricB.V.	28.690	26.125	-	-
Brisa Bridgestone Sabancı Lastik San. ve Tic. A.Ş.	26.778	1.454	Bridgestone Co.	44
Bossa Tic. San. A.Ş.	24.731	16.575	-	-
Teknosa	20.015	-	-	-
Kordsa Inc.	15.100	-	-	-
Exsa UK	8.683	7.906	-	-
Pilsa Plastik San. A.Ş.	8.549	1.118	-	-
Kordsa USA	7.550	13.750	-	-
Kordsa Brazil S.A.	7.550	-	-	-
Olmuksa International A.Ş.	3.850	3.274	International Paper	44
Beksa Çelik Kord San. A.Ş.	3.825	-	Bekaert	50
Gima Türk A.Ş.	-	73.500	-	-
Kordsa International	-	40.569	-	-
Akbank N.V.	-	40.670	-	-
Sabancı Telekomünikasyon Hizmetleri A.Ş.	-	9.491	-	-
Other	23.316	41.564	-	-
Total	**982.835**	**903.674**		

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

2. Prior Period-31 December 2005

Bank's risk group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and other receivables						
Balance at the beginning of the period	1.904	21.685	386.505	404.561	54.540	2.666
Balance at the end of the period	115.621	119.306	756.951	374.582	31.102	7.274
Interest and commission income received (**)	1.305	17	32.632	854	1.285	7

(*) Defined in the 20th article of the "Regulation on the Establishment and Operations of Banks" Note 2.
(**) Prior period amounts present 30 September 2006 figures.

3. Information on deposits belonging to the Bank's risk group:

Bank's risk group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
Deposit	Current Period 30 September 2006	Prior Period 31 December 2005	Current Period 30 September 2006	Prior Period 31 December 2005	Current Period 30 September 2006	Prior Period 31 December 2005
Beginning of the Period	48.906	9.290	1.026.200	321.558	97.488	80.560
Balance at the end of the Period	33.059	48.906	567.618	1.026.200	171.154	97.488
Interest on deposits(**)	3.717	611	46.613	39.069	16.031	9.248

(*) Defined in the 20th article of the "Regulation on the Establishment and Operations of Banks" Note 2.
(**) Prior period amounts present 30 September 2006 figures.

4. Information on forward and option agreements and other similar agreements made with the Bank's risk group:

Bank's risk group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Current Period 30 September 2006	Prior Period 31 December 2005	Current Period 30 September 2006	Prior Period 31 December 2005	Current Period 30 September 2006	Prior Period 31 December 2005
Transactions for trading purposes (**)						
Beginning of the Period	344.733	351.620	83.128	42.987	-	-
Balance at the end of the Period	575.457	344.733	145.770	83.128	-	-
Total income/loss(***)	(1.340)	(404)	(339)	(209)	-	-
Transactions for hedging purposes (**)						
Beginning of the Period	-	-	-	-	-	-
Balance at the end of the Period	-	-	-	-	-	-
Total income/loss	-	-	-	-	-	-

(*) Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

(**) The Bank classifies its derivative instruments as "hedging" or "trading" in accordance with Communiqué 1 of the Accounting Application Regulation "Accounting of Financial Instruments" ("AAR"). All derivative financial instruments are classified as held-for-trading . Even though certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in AAR 1, and are therefore treated as derivatives held for trading.

(***) Prior period amounts present 30 September 2005 figures.

Figures presented in the table above show the sum of "sale" and "purchase" amounts of the related transactions. Each forward and swap contract and spot transaction represents a simultaneous receivable and payable to be received and paid at a future date in respective currencies: Accordingly, the difference between the "sale" and "purchase" transactions represents the net exposure of the Bank with respect to commitments arising from these transactions. As of 30 September 2006, net amounts of transactions with associates and subsidiaries are YTL(-)394 (31 December 2005: YTL(-)9.277, and for direct and indirect associates are YTL73 (31 December 2005: YTL411).

b. With respect to the Bank's risk group:

1. The relations with entities that are included in the Bank's risk group and controlled by the Bank irrespective of the relationship between the parties:

   The relationship of the Bank with the entities that are included in the Bank's risk group covers all banking activities that are consistent with the Banking Act, within the terms of bank-customer relationship and the market conditions.

2. The type of transaction, the amount and its ratio to total transaction volume, the amount of significant items and their ratios to total items, pricing policy and other issues:

   Loans and deposits amounts are the most important items among these transactions. Pricing and other conditions are performed according to the market ratios and conditions. The ratio of related party loans to total loans is 4% (31 December 2005: 4%); the ratio of related party deposits to total deposits is 2% (31 December 2005: 4%). Transactions with related parties are not significant within the income statement items. The ratio of non-cash loans granted to related parties to total non-cash loans is 12% (31 December 2005: 14%). The ratio of derivative transactions with related parties to total derivative transactions is 15% (31 December 2005: 7%)

3. Transactions accounted in accordance with the equity method: None.

4. Information on purchase/sale of property plant and equipment and other assets, purchase/sale of services, contracts with agents, financial lease agreements, transfer of data obtained through research and development activities, license agreements, financial loans (Cash or in kind and capital in kind aid included), commitments and contingencies and management agreements:

   Insurance products by Aksigorta and Ak Emeklilik are offered at the branch offices of the Bank which act as agencies for these firms. All Financial Leasing transactions have been made with Ak Finansal Kiralama A.Ş.

   The cash and non-cash loans to the related party's are granted in accordance with the limits designated by the Banking Act and the current market interest rates and conditions.

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

VII. EXPLANATION RELATED TO INFLATION ACCOUNTING

According to the The Financial Reporting in Hyperinflationary Economies Standard stated in the Communiqué 14 of the Accounting Application Regulation ("AAR 14") effective from 1 July 2002. The preparation of financial statements according to inflationary accounting became an obligation. The corresponding figures for previous periods are restated in the same terms. According to the related communiqué, certain criteria are used to classify an economy as hyperinflationary and one of these criteria is a cumulative three-year inflation rate announced by Turkish Statistical approaching or exceeding 100% and the other is current year inflation rate approaching or exceeding 10%.

In accordance with AAR 14, the obligation of the preparation of financial statements according to inflationary accounting will be terminated when key indicators in economy have disappeared. The announcement of the period in which the inflationary accounting will be discontinued will be made by the BRSA. Accordingly, as of 28 April 2005, BRSA announced that the inflation accounting application in the banking sector had been terminated based on the decree numbered 1623 related and dated 21 April 2005. It has been stated that the indicators in the economy, including the inflation rate which obligated the preparation of financial statements according to inflation accounting, had disappeared and that the application of the inflation accounting effective from 1 January 2005 was to be terminated. According to AAR 14, in case of the discontinuation of inflation accounting, the opening balances of the current period's financial statements will be the year-end figures adjusted at the end of the inflationary period.

In the preparation of the Bank's financial statements, inflation accounting has been applied according to AAR14 until the end of 31 December 2004 and starting from 1 January 2005, it has been discontinued.

The principles included in AAR14 explanations about the inflation accounting applied until 31 December 2004 are stated below.

a. Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date. Non-monetary assets and liabilities which are valued at current value i.e. foreign currency denominated asset and liability accounts and whose yields or capitals are indexed to inflation or foreign currency are not restated in accordance with the related regulation and accounted like monetary items when calculating monetary gain and loss.

b. Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and components of shareholders' equity are restated by applying the relevant conversion factors. In the restatement, these items are restated on the basis of their initial recognition date in the balance sheet. Assets are restated on the basis of their acquisition dates.

- During the restatement of assets which are subject to depreciation, the effects of revaluation on these assets and respective accumulated depreciation, which have been recorded in accordance with the related regulation, are eliminated. In the restatement of assets subject to depreciation, revaluation values calculated in accordance with the related regulation are eliminated.

- In the restatement of shareholders' equity, transfers from the revaluation fund and other similar funds to share capital are eliminated since they are not recognized as capital injections from shareholders. Transfers of amounts which do not occur as a result of revaluation such as reserves, unappropriated profit, share premiums, income from the sale of investments and real estates are deemed to be cash contributions and are restated. As a result of the restatement, any increase in the paid-in-capital with respect to the historical amount of paid-in capital is disclosed as "capital reserves due to the inflation adjustment of paid-in capital" under equity in the financial statements.

- All items in the statement of income are restated by applying the monthly conversion factors. Since the wholesale price indices reflect monthly price changes, the same monthly conversion factors are used for all the transactions realized within a month.

- The effects of inflation on the Bank's net monetary position are included in the statement of income as "gain or loss on net monetary position".

- All Turkish lira denominated investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio are valued at foreign currency acquisition costs restated in terms of the evaluation rates of the balance sheet date.

  Foreign currency denominated investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio are valued at foreign currency acquisition costs restated in terms of the evaluation rates at the balance sheet date.

  If the inflation-adjusted value is higher than the net realizable value, and if impairment is permanent the values of related investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio, are reduced to the net realizable or fair value.

(Amounts expressed in thousands of New Turkish Lira ("YTL"))

VIII. INFORMATION THAT SHOULD BE DISCLOSED RELATED TO SUBSEQUENT EVENTS

a. Subsequent events and non-finalized transactions and their effect on the financial statements:

As at 17 October 2006, an agreement has been signed between Citigroup Inc., Citibank Overseas Investment Corporation ("Citibank") and particular corporate shareholders of Akbank mainly H.Ö. Sabancı Holding A.Ş., Aksigorta A.Ş. as well as some individual shareholders from Sabancı Family related with the purchase of 20% of Akbank shares by Citibank.

According to the agreement, the Bank's paid-in capital will be increased by YTL200.000, within the registered paid-in capital ceiling and by restricting shareholders preemption rights. 20.000.000.000 newly issued shares, which amount to 8,33% of paid-in capital, will be invested by Citibank. The remainder of the shares, equal to 11,67%, will be sold by particular corporate and individual shareholders in Sabancı Group to Citibank. Both the 8,33% paid-in capital increase and the 11,67% from the share sale will be realised at the same time. Citibank will pay YKr9,5 per share for the entire 20% share acquisition. The transaction will be finalized after the approval has been taken from the authorities.

After the sale of 20% of Akbank T.A.Ş. shares to Citibank; H.Ö. Sabancı Holding A.Ş., its subsidiaries and the Sabancı Family will continue to be the owners of the majority of Akbank T.A.Ş. shares.

In the Board of Directors Meeting of the Bank on 7 November 2006, a call for the Bank's Extraordinary General Assembly meeting to be held on 27 November 2006 was made, to take the necessary actions in order to allow an increase of YTL200.000 issued capital in cash to be utilized by Citibank at a price of YKr9,50 per share with a nominal value of YKr1.

b. Information about significant changes in the foreign exchange rates after the balance sheet date and their effects on foreign currency transactions, financial statements and foreign operations of the Bank.

As disclosed in Section Four-Note V, the foreign currency exposure of the Bank is very low, thus the effect of any change in the rates will not be significant. Thus there are no significant impacts arising from changes in foreign currencies.

SECTION SIX
OTHER EXPLANATIONS AND NOTES

I. EXPLANATIONS ADDED FOR CONVENIENCE TRANSLATION INTO ENGLISH:

The effect of differences between accounting principles and standards set out by regulations in conformity with article 37 and temporary article 1 of the Banking Act No.5411, accounting principles generally accepted in countries in which these unconsolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been qualified in these unconsolidated financial statements. Accordingly, these unconsolidated financial statements are not intended to present the financial position, results of operations and changes in the financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

II. OTHER EXPLANATIONS ABOUT THE BANK'S ACTIVITIES

None.

SECTION SEVEN
EXPLANATIONS ON INDEPENDENT AUDITOR'S REVIEW REPORT

I. EXPLANATIONS ON INDEPENDENT AUDITOR'S REVIEW REPORT

The unconsolidated financial statements as at and for the period ended 30 September 2006 have been reviewed by Başaran Nas Yeminli Mali Müşavirlik Anonim Şirketi (a member of PricewaterhouseCoopers). In the review report dated 10 November 2006, it is stated that nothing has come to their attention to believe that the unconsolidated financial statements do not give a true and fair review of the financial position and cash flows of Akbank T.A.Ş. at 30 September 2006 and the results of its operations for the period then ended in accordance with accounting principles and standards set out by the regulations in conformity with article 37 of the Banking Act No. 5411 and temporary article 1 of this Act.

II. EXPLANATIONS AND NOTES PREPARED BY INDEPENDENT AUDITORS

None.